SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D

             Under the Securities Exchange Act of
                             1934
                     (Amendment No. 19)*

                    Katy Industries, Inc.
                       (Name of Issuer)

             Common Stock, One Dollar ($1.00) par
                            value
                (Title of Class of Securities)

                          486026107
                        (CUSIP Number)

                     Jonathan P. Johnson
                          CRL, Inc.
               6300 S. Syracuse Way, Suite 300
                     Englewood, CO  80111
  _________________________________________________________________
             (Name, Address and Telephone Number
                          of Person
              Authorized to Receive Notices and
                       Communications)

                      February 29, 1996
             (Date of Event which Requires Filing
                      of this Statement)

  If the filing person has previously
  filed a statement on Schedule 13G to
  report the acquisition which is the
  subject of this Schedule 13D, and is
  filing this schedule because of
  Rule 13d-1(b)(3) or (4), check the
  following box.

  Check the following box if a fee is
  being paid with the statement.    (A fee
  is not required only if the reporting
  person:  (1) has a previous statement
  on file reporting beneficial ownership
  of more than five percent of the class
  of securities described in Item 1; and
  (2) has filed no amendment subsequent
  thereto reporting beneficial ownership
  of five percent or less of such class.)
  (See Rule 13d-7.)

  Note:  Six copies of this statement,
  including all exhibits, should be filed
  with the Commission.  See Rule 13d-1(a)
  for other parties to whom copies are to
  be sent.

  *The remainder of this cover page shall
  be filled out for a reporting person's
  initial filing on this form with
  respect to the subject class of
  securities, and for any subsequent
  amendment containing information which
  would alter disclosures provided in a
  prior cover page.

  The information required on the
  remainder of this cover page shall not
  be deemed to be "filed" for the purpose
  of Section 18 of the Securities
  Exchange Act of 1934 ("Act") or
  otherwise subject to the liabilities of
  that section of the Act but shall be
  subject to all other provisions of the
  Act (however, see the Notes).

                (Continued on following page(s))
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
          Wallace E. Carroll, Jr.

  2. CHECK THE APPROPRIATE BOX IF A
  MEMBER OF A GROUP*
          (a)
          (b)  X

  3. SEC USE ONLY

  4. SOURCE OF FUNDS*
          OO

  5. CHECK BOX IF DISCLOSURE OF LEGAL
   PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)


  6. CITIZENSHIP OR PLACE OF
  ORGANIZATION
          United States

             NUMBER OF SHARES BENEFICIALLY OWNED
  BY EACH REPORTING PERSON

  7. SOLE VOTING POWER
          395,939

  8. SHARED VOTING POWER
          2,825,845

  9. SOLE DISPOSITIVE POWER
          395,939

  10.SHARED DISPOSITIVE POWER
          2,825,845

  11.AGGREGATE AMOUNT BENEFICIALLY
  OWNED BY EACH REPORTING PERSON
          3,221,784

  12.CHECK BOX IF THE AGGREGATE AMOUNT
  IN ROW (11) EXCLUDES CERTAIN SHARES*

  13.PERCENT OF CLASS REPRESENTED BY    AMOUNT IN ROW (11)
          37.5%

  14.     TYPE OF REPORTING PERSON*
            IN
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
          Amelia M. Carroll

  2. CHECK THE APPROPRIATE BOX IF A     MEMBER OF A GROUP*
          (a)
          (b)  X

  3. SEC USE ONLY

  4. SOURCE OF FUNDS*
          Not applicable

  5. CHECK BOX IF DISCLOSURE OF LEGAL   PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(D) OR 2(E)

  6. CITIZENSHIP OR PLACE OF  ORGANIZATION
          United States

             NUMBER OF SHARES BENEFICIALLY OWNED
  BY EACH REPORTING PERSON

  7. SOLE VOTING POWER
          8,729

  8. SHARED VOTING POWER
          2,782,432

  9. SOLE DISPOSITIVE POWER
          8,729

  10.SHARED DISPOSITIVE POWER
          2,782,432

  11.AGGREGATE AMOUNT BENEFICIALLY      OWNED BY EACH REPORTING PERSON
          2,791,161

  12.CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES CERTAIN  SHARES*

  13.PERCENT OF CLASS REPRESENTED BY    AMOUNT IN ROW (11)
          32.5%

  14.TYPE OF REPORTING PERSON*
            IN
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
          The Wallace E. Carroll Trust
  U/A          Dated 7/1/57 F/B/O
  Wallace E.        Carroll, Jr. and
  hisdescendants

  2. CHECK THE APPROPRIATE BOX IF A     MEMBER OF A GROUP*
          (a)
          (b)  X

  3. SEC USE ONLY

  4. SOURCE OF FUNDS*
          Not applicable

  5. CHECK BOX IF DISCLOSURE OF LEGAL   PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(D) OR 2(E)

  6. CITIZENSHIP OR PLACE OF  ORGANIZATION
          Illinois

             NUMBER OF SHARES BENEFICIALLY OWNED
  BY EACH REPORTING PERSON

  7. SOLE VOTING POWER
          2,151

  8. SHARED VOTING POWER
          2,073,559

  9. SOLE DISPOSITIVE POWER
          2,151

  10.SHARED DISPOSITIVE POWER
          2,073,559

  11.AGGREGATE AMOUNT BENEFICIALLY      OWNED BY EACH REPORTINGPERSON
          2,075,710

  12.CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES CERTAIN  SHARES*

  13.PERCENT OF CLASS REPRESENTED BY    AMOUNT IN ROW (11)
          24.2%

  14.TYPE OF REPORTING PERSON*
            OO
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
          The Wallace E. Carroll Trust
  U/A          Dated 5/1/58 F/B/O
  Wallace E.        Carroll, Jr. and
  hisdescendants

  2. CHECK THE APPROPRIATE BOX IF A     MEMBER OF A GROUP*
          (a)
          (b)  X

  3. SEC USE ONLY

  4. SOURCE OF FUNDS*
          PF

  5. CHECK BOX IF DISCLOSURE OF LEGAL   PROCEEDINGS IS REQUIRED PURSUANT
 TO ITEMS 2(D) OR 2(E)

  6. CITIZENSHIP OR PLACE OF  ORGANIZATION
          Illinois

             NUMBER OF SHARES BENEFICIALLY OWNED
  BY EACH REPORTING PERSON

  7. SOLE VOTING POWER
          507,121

  8. SHARED VOTING POWER
          2,073,559

  9. SOLE DISPOSITIVE POWER
          507,121

  10.SHARED DISPOSITIVE POWER
          2,073,559

  11.AGGREGATE AMOUNT BENEFICIALLY      OWNED BY EACH REPORTING PERSON
          2,580,680

  12.CHECK BOX IF THE AGGREGATE AMOUNT
  IN ROW (11) EXCLUDES
     CERTAIN SHARES*

  13.PERCENT OF CLASS REPRESENTED BY    AMOUNT IN ROW (11)
          30.1%

  14.TYPE OF REPORTING PERSON*
            OO
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
          The Wallace E. Carroll Trust
  U/A          Dated 1/20/61 F/B/O Wallace
  E.           Carroll, Jr. and
  hisdescendants

  2. CHECK THE APPROPRIATE BOX IF A     MEMBER OF A GROUP*
          (a)
          (b)  X

  3. SEC USE ONLY

  4. SOURCE OF FUNDS*
          Not applicable

  5. CHECK BOX IF DISCLOSURE OF LEGAL   PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(D) OR 2(E)

  6. CITIZENSHIP OR PLACE OF  ORGANIZATION
          Illinois

             NUMBER OF SHARES BENEFICIALLY OWNED
  BY EACH REPORTING PERSON

  7. SOLE VOTING POWER
          11,881

  8. SHARED VOTING POWER
          -0-

  9. SOLE DISPOSITIVE POWER
          11,881

  10.SHARED DISPOSITIVE POWER
          -0-

  11.AGGREGATE AMOUNT BENEFICIALLY      OWNED BY EACH REPORTING PERSON
          11,881

  12.CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES CERTAIN  SHARES*

  13.PERCENT OF CLASS REPRESENTED BY    AMOUNT IN ROW (11)
          less than 1%

  14.TYPE OF REPORTING PERSON*
            OO
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
          The Lelia H. Carroll Trust U/A          Dated 7/12/62 F/B/O Wallace
          E. Carroll, Jr. and hisdescendants

  2. CHECK THE APPROPRIATE BOX IF A     MEMBER OF A GROUP*
          (a)
          (b)  X

  3. SEC USE ONLY

  4. SOURCE OF FUNDS*
          Not applicable

  5. CHECK BOX IF DISCLOSURE OF LEGAL   PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)

  6. CITIZENSHIP OR PLACE OF  ORGANIZATION
          Illinois

             NUMBER OF SHARES BENEFICIALLY OWNED
  BY EACH REPORTING PERSON

  7. SOLE VOTING POWER
          180,661

  8. SHARED VOTING POWER
          -0-

  9. SOLE DISPOSITIVE POWER
          180,661

  10.SHARED DISPOSITIVE POWER
          -0-

  11.AGGREGATE AMOUNT BENEFICIALLY      OWNED BY EACH REPORTING PERSON
          180,661

  12.CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES CERTAIN  SHARES*

  13.PERCENT OF CLASS REPRESENTED BY    AMOUNT IN ROW (11)
          2.1%

  14.TYPE OF REPORTING PERSON*
            OO
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
          Subtrusts under The Wallace E.
            and Lelia H. Carroll Trust U/A
            Dated 12/15/78
          F/B/O Wallace E. Carroll, Jr.
            and his descendants

  2. CHECK THE APPROPRIATE BOX IF A     MEMBER OF A GROUP*
          (a)
          (b)  X

  3. SEC USE ONLY

  4. SOURCE OF FUNDS*
          Not applicable

  5. CHECK BOX IF DISCLOSURE OF LEGAL   PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(D) OR 2(E)

  6. CITIZENSHIP OR PLACE OF  ORGANIZATION
          Illinois

             NUMBER OF SHARES BENEFICIALLY OWNED
  BY EACH REPORTING PERSON

  7. SOLE VOTING POWER
          7,059

  8. SHARED VOTING POWER
          -0-

  9. SOLE DISPOSITIVE POWER
          7,059

  10.SHARED DISPOSITIVE POWER
          -0-

  11.AGGREGATE AMOUNT BENEFICIALLY      OWNED BY EACH REPORTING PERSON
          7,059

  12.CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES CERTAIN  SHARES*

  13.PERCENT OF CLASS REPRESENTED BY    AMOUNT IN ROW (11)
          less than 1%

  14.TYPE OF REPORTING PERSON*
            OO
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
          Subtrusts under The Wallace E.          Carroll, Jr. Trust #1 U/A
          Dated         12/30/76

  2. CHECK THE APPROPRIATE BOX IF A     MEMBER OF A GROUP*
          (a)
          (b)  X

  3. SEC USE ONLY

  4. SOURCE OF FUNDS*
          Not applicable

  5. CHECK BOX IF DISCLOSURE OF LEGAL   PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)

  6. CITIZENSHIP OR PLACE OF  ORGANIZATION
          Illinois

             NUMBER OF SHARES BENEFICIALLY OWNED
  BY EACH REPORTING PERSON

  7. SOLE VOTING POWER
          1,000

  8. SHARED VOTING POWER
          -0-

  9. SOLE DISPOSITIVE POWER
          1,000

  10.SHARED DISPOSITIVE POWER
          -0-

  11.AGGREGATE AMOUNT BENEFICIALLY      OWNED BY EACH REPORTING PERSON
          1,000

  12.CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
     CERTAIN SHARES*

  13.PERCENT OF CLASS REPRESENTED BY    AMOUNT IN ROW (11)
          less than 1%

  14.TYPE OF REPORTING PERSON*
            OO
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
          Subtrusts under The Wallace E.          Carroll, Jr. Trust #2 U/A
          Dated 12/30/76

  2. CHECK THE APPROPRIATE BOX IF A     MEMBER OF A GROUP*
          (a)
          (b)  X

  3. SEC USE ONLY

  4. SOURCE OF FUNDS*
          Not applicable

  5. CHECK BOX IF DISCLOSURE OF LEGAL   PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)

  6. CITIZENSHIP OR PLACE OF
  ORGANIZATION
          Illinois

             NUMBER OF SHARES BENEFICIALLY OWNED
  BY EACH REPORTING PERSON

  7. SOLE VOTING POWER
          774

  8. SHARED VOTING POWER
          -0-

  9. SOLE DISPOSITIVE POWER
          774

  10.SHARED DISPOSITIVE POWER
          -0-

  11.AGGREGATE AMOUNT BENEFICIALLY      OWNED BY EACH REPORTING PERSON
          774

  12.CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
     CERTAIN SHARES*

  13.PERCENT OF CLASS REPRESENTED BY    AMOUNT IN ROW (11)
          less than 1%

  14.TYPE OF REPORTING PERSON*
            OO
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
          CRL, Inc.

  2. CHECK THE APPROPRIATE BOX IF A     MEMBER OF A GROUP*
          (a)
          (b)  X

  3. SEC USE ONLY

  4. SOURCE OF FUNDS*
          WC

  5. CHECK BOX IF DISCLOSURE OF LEGAL   PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)

  6. CITIZENSHIP OR PLACE OF  ORGANIZATION
          Delaware

             NUMBER OF SHARES BENEFICIALLY OWNED
  BY EACH REPORTING PERSON

  7. SOLE VOTING POWER
          2,073,559

  8. SHARED VOTING POWER
          -0-

  9. SOLE DISPOSITIVE POWER
          2,073,559

  10.SHARED DISPOSITIVE POWER
          -0-

  11.AGGREGATE AMOUNT BENEFICIALLY      OWNED BY EACH REPORTING
     PERSON
          2,073,559

  12.CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
     CERTAIN SHARES*

  13.PERCENT OF CLASS REPRESENTED BY    AMOUNT IN ROW (11)
          24.2%

  14.     TYPE OF REPORTING PERSON*
            CO
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
          The Wallace Foundation

  2. CHECK THE APPROPRIATE BOX IF A     MEMBER OF A GROUP*
          (a)
          (b)  X

  3. SEC USE ONLY

  4. SOURCE OF FUNDS*
          Not applicable

  5. CHECK BOX IF DISCLOSURE OF LEGAL   PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)

  6. CITIZENSHIP OR PLACE OF  ORGANIZATION
          Colorado

             NUMBER OF SHARES BENEFICIALLY OWNED
  BY EACH REPORTING PERSON

  7. SOLE VOTING POWER
          32,910

  8. SHARED VOTING POWER
          -0-

  9. SOLE DISPOSITIVE POWER
          32,910

  10.SHARED DISPOSITIVE POWER
          -0-

  11.AGGREGATE AMOUNT BENEFICIALLY      OWNED BY EACH REPORTING
     PERSON
          32,910

  12.CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
     CERTAIN SHARES*

  13.PERCENT OF CLASS REPRESENTED BY    AMOUNT IN ROW (11)
          less than 1%

  14.TYPE OF REPORTING PERSON*
            OO
AMEND                   MENT NO. 19
                       TO SCHEDULE 13D

        This amended statement relates
  to the Common Stock, $1.00 par value
  per share (the "Shares"), of Katy
  Industries, Inc. (the "Company").  This
  statement is being filed in accordance
  with Item 101(a)(2)(i) of Regulation
  S-T promulgated by the Securities and
  Exchange Commission in connection with
  the Commission's Electronic Data
  Gathering, Analysis and Retrieval
  System ("EDGAR").

        This amended statement on
  Schedule 13D is jointly filed by
  Wallace E. Carroll, Jr., Amelia M.
  Carroll, The Wallace E. Carroll Trust
  U/A Dated 7/1/57 F/B/O Wallace E.
  Carroll, Jr. and his descendants (the
  "WEC Jr. '57 Trust"), The Wallace E.
  Carroll Trust U/A Dated 5/1/58 F/B/O
  Wallace E. Carroll, Jr. and his
  descendants (the "WEC Jr. '58 Trust"),
  The Lelia H. Carroll Trust U/A Dated
  7/12/62 F/B/O Wallace E. Carroll, Jr.
  and his descendants (the "WEC Jr. '62
  Trust"), The Wallace E. Carroll Trust
  U/A Dated 1/20/61 F/B/O Wallace E.
  Carroll, Jr. and his descendants (the
  "WEC Jr. '61 Trust"), the Subtrusts
  under The Wallace E. and Lelia H.
  Carroll Trust U/A Dated 12/15/78 F/B/O
  Wallace E. Carroll, Jr. and his
  descendants (the "WEC Jr. '78
  Subtrusts"), the Subtrusts under The
  Wallace E. Carroll, Jr. Trust Number 1
  U/A Dated 12/30/76 (the "WEC Jr. '76
  Subtrusts Number 1"), the Subtrusts
  under The Wallace E. Carroll, Jr. Trust
  Number 2 U/A Dated 12/30/76 (the "WEC
  Jr. '76 Subtrusts Number 2"), CRL,
  Inc., a Delaware corporation ("CRL"),
  and The Wallace Foundation pursuant to
  a Joint 13D Filing Agreement dated as
  of February 29, 1996 (collectively, the
  "Reporting Persons").

  Item 2.    Identity and Background

        Item 2 is hereby amended as
  follows:

        As a result of the closing on
  February 29, 1996 of the Reorganization
  (as previously defined under Item 4 of
  Amendment No. 17 to this statement) of
  the jointly held assets of the members
  of the family of Wallace E. Carroll,
  certain trusts formed for their benefit
  and entities controlled by them (the
  "Carroll Family"), only the persons or
  entities identified above are
  continuing as Reporting Persons for
  purposes of this amended statement
  (collectively, the "WEC Jr. Family
  Stockholders").

        As a result of the closing of the
  Reorganization, D.H. Carroll, trusts
  for the benefit of D.H. Carroll and his
  descendants and certain entities
  controlled by them (collectively, the
  "DHC Family Stockholders"), who were
  previously Reporting Persons under
  this statement, have ceased to be
  Reporting Persons for purposes of this
  amended statement.

        As a result of the closing of the
  Reorganization, Lelia Carroll, trusts
  for the benefit of Lelia Carroll and
  her descendants and certain entities
  controlled by them (collectively, the
  "LC Family Stockholders"), who were
  previously Reporting Persons under
  this statement, have ceased to be
  Reporting Persons for purposes of this
  amended statement.

        In addition, Philip E. Johnson
  and Arthur R. Miller, who were
  previously Reporting Persons under
  this statement, have ceased to be
  Reporting Persons for purposes of this
  amended statement.

Item 3. Source of Funds

        Item 3 is hereby amended as
          follows:

        The source of funds used by
  Wallace E. Carroll, Jr. and the WEC Jr.
  '62 Trust to acquire additional Shares
  from LeWa as described under Item 5 of
  this amended statement consisted of the
  redemption by LeWa of LeWa common stock
  held by Mr. Carroll and the WEC Jr. '62
  Trust.  The source of funds used by CRL
  to make the purchases of additional
  Shares from LeWa described in Item 5 of
  this amended statement was the general
  assets of CRL.

Item 4. Purpose of Transaction

        Item 4 is hereby amended as
  follows:

        The Reorganization was
  consummated by the Carroll Family for
  purposes of distributing or allocating
  the jointly held assets of the Carroll
  Family to the individual members of the
  Carroll Family, trusts for their
  benefit or the benefit of their
  descendants, or entities controlled by
  them.  As a result of the
  Reorganization, as described in Item 5
  below, the WEC Jr. Family Stockholders
  acquired sole beneficial ownership of
  certain Shares previously reported as
  jointly beneficially owned by members
  of the Carroll Family.

  Item 5.    Interest in Securities of the
  Issuer

        Item 5 is hereby amended as
  follows:

        The amended information
  regarding sole and shared beneficial
  ownership of Shares of the Reporting
  Persons and the related percentage
  ownership for each of such Reporting
  Persons is incorporated herein by
  reference to the cover pages to this
  amended statement.

        In connection with the
  Reorganization, CRL redeemed all of its
  common stock other than that held by
  certain of the WEC Jr. Family
  Stockholders in exchange for cash
  and/or assets.  As a result, Wallace E.
  Carroll, Jr., the WEC Jr. '57 Trust and
  WEC Jr. '58 Trust became the only
  remaining shareholders of CRL and
  therefore may be deemed to beneficially
  own all Shares held by CRL.  Also in
  connection with the Reorganization,
  LeWa Company ("LeWa"), which was
  previously a Reporting Person,
  redeemed all of its common stock other
  than that held by certain of the DHC
  Family Stockholders.  Wallace E.
  Carroll, Jr. and the WEC Jr. '62 Trust
  received 303,873 and 108,559 Shares,
  respectively, from LeWa pursuant to the
  redemption of the LeWa common stock
  held by Wallace E. Carroll, Jr. and the
  WEC Jr. '62 Trust.  In connection with
  the Reorganization, LeWa also sold
  directly to CRL 19,279 Shares at a
  purchase price of $11.10 per share.

        After giving effect to the
  Reorganization, the WEC Jr. Family
  Stockholders (which includes all of the
  Reporting Persons under this amended
  statement) collectively beneficially
  own 3,221,784 Shares representing
  37.5% of the outstanding Shares
  (excluding an additional 23,294 Shares
  directly held by the children of
  Wallace E. Carroll, Jr. and Amelia M.
  Carroll).  Percentage beneficial
  ownership as reported in this amended
  statement is based upon 8,586,087
  Shares outstanding as of March 7, 1996.

        The following table indicates
  the direct beneficial ownership of each
  of the WEC Jr. Family Stockholders
  (which includes all of the Reporting
  Persons under this amended statement):



  NAME
  SHARES






  WallaceE.Carroll,Jr.(1)          395,939


  Amelia M. Carroll(2)              8,729


  WEC Jr. '57 Trust              2,151


  WEC Jr. '58 Trust            507,121


  WEC Jr. '61 Trust             11,881


  WEC Jr. '62 Trust            180,661


  WEC Jr. '78 Subtrusts              7,059


  WEC Jr.'76Subtrusts(1)              1,000


  WEC Jr.'76Subtrusts(2)                774


  CRL, Inc.(3)          2,073,559


  Wallace Foundation(4)             32,910


        TOTAL          3,221,784


        (1) Includes currently exercisable options to acquire 2,000 Shares and 2,116 Shares previously reported as held by the WEC Partnership, Ltd. which were distributed to Wallace E. Carroll, Jr. in March 1996.

        (2) Includes 2,565 Shares previously reported as held by the WEC Partnership, Ltd. which were distributed to Amelia M. Carroll in March 1996.
        (3) Includes shares formerly held by wholly owned subsidiary previously included as a Reporting
            Person.
        (4) Shares were previously reported as held by the Carroll Foundation. The Carroll Foundation distributed all shares held by it in March 1996 to new foundations established by Wallace E. Carroll, Jr., D.H. Carroll and Lelia Carroll.

        The trustees of the WEC Jr. '57
  Trust, WEC Jr. '58 Trust, WEC Jr. '61
  Trust and WEC Jr. '62 Trust are Wallace
  E. Carroll, Jr. Amelia Carroll, Arthur
  R. Miller, Robert E. Kolek and Allen
  Lev.  The trustees of the WEC Jr. '76
  Subtrusts Number 1 and WEC Jr. '76
  Subtrusts Number 2 are Philip E.
  Johnson and Arthur R. Miller.  The
  trustees of the WEC Jr. '78 Subtrusts
  are Wallace E. Carroll, Jr., Amelia M.
  Carroll and Arthur R. Miller.  All of
  such trustees may be deemed to share
  beneficial ownership of the Shares
  directly and indirectly beneficially
  owned by such trusts.  Messrs. Miller,
  Kolek, Lev and Johnson disclaim such
  beneficial ownership.  Wallace E.
  Carroll, Jr. is the trustee of the
  Wallace Foundation and may be deemed to
  beneficially own the Shares held by the
  Wallace Foundation.

        After giving effect to the
  Reorganization, the DHC Family
  Stockholders collectively may be
  deemed to beneficially own
  approximately 7.1% of the outstanding
  Shares and are filing a separate
  Schedule 13D reporting such ownership.
  The WEC, Jr. Family Stockholders
  expressly disclaim that they are acting
  as a group with the DHC Family
  Stockholders for purposes of
  acquiring, holding or disposing of
  Shares.

        After giving effect to the
  Reorganization, the LC Family
  Stockholders collectively may be
  deemed to beneficially own
  approximately 3.0% of the outstanding
  Shares and are therefore no longer
  subject to the reporting requirements
  of Section 13(d).  The WEC Jr. Family
  Stockholders expressly disclaim that
  they are acting as a group with the LC
  Family Stockholders for purposes of
  acquiring, holding or disposing of
  Shares.  Amelia M. Carroll is a trustee
  of certain trusts included in the LC
  Family Stockholder group holding an
  aggregate of 42,372 Shares, beneficial
  ownership of which is disclaimed by
  Amelia M. Carroll.  Such shares are not
  included in the reported beneficial
  ownership of Amelia M. Carroll or the
  WEC Jr. Family Stockholders.

        Philip E. Johnson continues to
  serve as trustee of certain of the
  trusts included in the WEC Jr. Family
  Stockholders and the LC Family
  Stockholders (collectively
  beneficially owning less than 5% of the
  outstanding Shares).  Arthur R. Miller
  continues to serve as trustee of
  certain of the trusts included in the
  WEC Jr. Family Stockholders, the DHC
  Family Stockholders and the LC Family
  Stockholders (collectively
  beneficially owning 3,387,479 Shares
  which represent 39.5% of the
  outstanding Shares).  The reporting
  obligation of Mr. Miller after the date
  hereof as a result of his position as
  trustee will be satisfied by the
  reporting by such trusts under this
  amended statement and on the statement
  filed by the DHC Family Stockholders
  referred to above.

        As disclosed above, the LC Family
  Stockholders ceased to be the
  beneficial owners of more than 5% of
  the outstanding Shares as of the
  closing of the Reorganization on
  February 29, 1996.  During the past
  sixty days, the Wallace E. Carroll
  trust U/A Dated 7/1/57 F/B/O Lelia
  Carroll and her descendants and the
  Wallace E. Carroll Trust U/A Dated
  5/1/58 F/B/O Lelia Carroll and her
  descendants (each of which was formerly
  a Reporting Person and which are
  members of the LC Family Stockholders
  group) sold the following Shares in
  market transactions effected on the New
  York Stock Exchange:


  DATE               SHARES             PRICE

  2/12/96            5,000             $11.875

  2/14/96            4,500             $12.00

  2/15/96             500              $12.00

 2/21/96             2,000             $11.75

  2/22/96            2,000             $11.875

  2/26/96            2,000             $11.75


  TOTAL          16,000



Item 6. Contracts, Arrangements,
       Understandings or Relationships
       With Respect to Securities of the
       Issuer

        Item 6 is hereby amended as
  follows:

        The definitive terms of the CRL
  Guarantee and WEC Guarantee (as
  previously reported under Items 5 and 6
  of Amendments No. 17 and 18 to this
  statement) are incorporated by
  reference to the full text of such
  agreements filed as Exhibit QQ  (CRL,
  Inc. Guarantee Agreement) and Exhibit
  RR (Put/Call Agreement) to this amended
  statement.

        The terms of the CRL, Inc.
  Redemption and Exchange Agreement
  relating to the redemption described in
  Item 5 of this amended statement are
  incorporated by reference to the full
  text of such agreement filed as Exhibit
  SS to this amended statement.  The
  terms of the LeWa Company Redemption
  and Exchange Agreement relating to the
  redemption described in Item 5 of this
  amended statement are incorporated by
  reference to the full text of such
  agreement filed as Exhibit TT to this
  amended statement.

        The terms of the Purchase
  Agreement between CRL and LeWa relating
  to the purchases described in Item 5 of
  this amended statement are
  incorporated by reference to the full
  text of such agreement filed as Exhibit
  UU to this amended statement.

        CRL has pledged to The Northern
  Trust Company 2,054,280 Shares held by
  CRL as collateral for its revolving
  line of credit with The Northern Trust
  Company.

  Item 7.    Material to be Filed as
  Exhibits

        Item 7 is hereby amended as
  follows:


  ExhibitQQ   -  CRL,Inc.Guarantee  Agreement

  Exhibit RR   -  Put/Call Agreement

  Exhibit SS   -   CRL, Inc. Redemption  and Exchange Agreement

  Exhibit TT   -  LeWa Company  Redemption and  Exchange Agreement

  Exhibit UU   -  Purchase Agreement between CRL, Inc. and the LeWa Company

  Exhibit VV   - Joint Filing Agreement among WEC Jr. Family Stockholders


                           SIGNATURE

             After reasonable inquiry and
  to the best of my knowledge and belief,
  I certify that the information set
  forth in this statement is true,
  complete and correct.

  Date:  March 13, 1996



  By:  /s/ Jonathan P. Johnson

  ___________________
  Jonathan P. Johnson,
  as attorney-in-fact
  for the Reporting Persons.



                          EXHIBIT QQ

                          CRL, INC.

                     GUARANTEE AGREEMENT


                           This Guarantee
  Agreement (the "Agreement") is made by
  and between CRL, Inc., a Delaware
  corporation ("CRL"), Wallace E.
  Carroll, Jr. ("WEC"), Lelia Carroll
  ("LC") and Holden Investment L.L.C., an
  Illinois limited liability company
  ("Holden"), as of February 29, 1996.

                           RECITALS

  A.    CRL, certain members of the family
          of Wallace E. Carroll and various
          trusts and other entities
          established by them offered to
          purchase all of the publicly-held
          shares of the common stock of Katy
          industries, Inc. ("Katy") in 1993.

B.      In December 1993, the Board of
          Directors of CRL (the "Board")
          deemed it to be in the best
          interest of CRL to obtain
          additional shares of Katy through
          open market purchases.

C.      The Board was advised that due to
          regulatory considerations, CRL
          should not at that time purchase
          the additional shares.

D.      The Board determined that the
          economic interest of CRL in the
          shares of Katy stock held by CRL
          would be maximized through the
          purchase of additional shares of
          Katy stock by WEC and LC.

E.      To induce WEC and LC to make such
          purchases of additional shares of
          Katy stock, CRL guaranteed WEC and
          LC that they would not suffer
          financial loss in connection with
          such purchases.  CRL did not
          require as a condition to such
          guarantee that any profits
          realized from the proposed
          purchases be returned to CRL.

F.      As an additional inducement to
          make the purchases described
          above, CRL agreed to loan and did
          loan to WEC and LC funds necessary
          to make such purchases.

G.      In consideration of these
          guarantees and loans from CRL, WEC
          and LC agreed to purchase and did
          each purchase 118,900 shares,
          respectively, of Katy stock in
          December 1993.

H.      As of the date hereof, CRL and
          other entities owned by members of
          the family of Wallace E. Carroll
          and trusts for their benefit are
          being reorganized (the
          "Reorganization").

I.      Pursuant to the Reorganization,
          the shareholders of CRL are
          receiving distributions from CRL
          and assuming certain liabilities
          of CRL equal to their
          proportionate share of the net
          asset value of CRL (with WEC and
          his family trusts retaining their
          proportionate share through
          ownership of all of the
          outstanding common stock of CRL
          after giving effect to the
          Reorganization).

J.      Pursuant to the Reorganization,
          CRL is also contributing to Holden
          certain of the assets and
          liabilities of CRL in exchange for
          which CRL will receive membership
          interests in Holden which will
          thereafter be distributed to CRL
          shareholders in accordance with
          Recital I above.

K.      In connection with the
          Reorganization, the parties
          desire to quantify, satisfy and
          administer CRL's guarantee
          obligation to WEC and LC in the
          manner described in this
          Agreement.

L.      Prior to the date of this
          Agreement, WEC sold 31,150 shares
          of Katy stock and LC sold 56,000
          shares of Katy stock subject to
          the guarantee obligation
          described in this Agreement.

        NOW, THEREFORE, in consideration
  of these Recitals, the mutual covenants
  contained herein and other good and
  valuable consideration, the parties
  agree as follows:

        1.        Guarantee Obligations.  CRL
  hereby acknowledges and affirms its
  guarantee obligation to reimburse WEC
  and LC for any Financial Loss that they
  have incurred as a result of purchases
  of the shares of Katy stock (the
  "Guarantee Obligation") described in
  Recital G above.  For purposes of the
  foregoing, "Financial Loss" includes
  any decrease in market value, interest
  charges on the loans from CRL,
  transaction costs, income taxes
  resulting from dividends or gains on
  sales of the Katy stock and income
  taxes resulting from the payment of the
  Guarantee Obligation.  Dividends
  received and tax benefits resulting
  from losses on the sales of the Katy
  stock shall be included in the
  calculation of the Guarantee
  Obligation in the manner set forth on
  Exhibit A and Exhibit B in determining
  the amount due to WEC and LC,
  respectively.

        2.        Treatment of Guarantee to
  WEC.  The parties agree that the Katy
  stock held by WEC subject to the
  Guarantee Obligation by CRL shall be
  valued at $11.10 per share as of the
  date of this Agreement (as if such
  shares had been sold at a price of
  $11.10 per share as of the date of this
  Agreement).  Accordingly, the value of
  the Guarantee Obligation due to WEC by
  CRL is fixed as of the date of this
  Agreement as set forth on Exhibit A and
  CRL's net asset value for the purposes
  of the Reorganization shall be reduced
  by the amount of such Guarantee
  Obligation to WEC.  After giving effect
  to the Reorganization, as a result of
  which WEC and his family trusts will
  own all of the outstanding capital
  stock of CRL, the liability for the
  Guarantee Obligation to WEC will be
  deemed to continue as a corporate
  liability of CRL due to WEC in the fixed amount set forth on Exhibit A.

        3.        Treatment of Guarantee to
  LC.  In connection with the
  Reorganization, the parties agree that
  CRL shall contribute to Holden (in the
  manner described in Recital J above)
  the liability representing the CRL
  Guarantee Obligation to LC together
  with assets sufficient to fund the
  Guarantee Obligation based upon an
  assumed sales price of $11.10 per share
  of Katy stock as determined in
  accordance with Exhibit B.  The net
  asset value of CRL immediately prior to
  the Reorganization shall be reduced by
  the value of the Guarantee Obligation
  due to LC based upon an assumed sales
  price of $11.10 per share as reflected
  on Exhibit B.  After contribution of
  the Guarantee Obligation by CRL to
  Holden, Holden agrees that it shall be
  responsible for any payments due to LC
  upon sales of Katy stock by LC
  subsequent to the date of the closing
  of the Reorganization.  Upon any sales
  of Katy stock subject to the Guarantee
  Obligation, LC shall submit sales
  information in writing to Holden and
  Holden shall pay to LC an amount equal
  to the Guarantee Obligation with
  respect to such shares (based upon the
  actual sales prices without regard to
  the assumed sales price referred to
  above).  Any sales of shares by LC at a
  price less than $11.10 per share
  resulting in an increase in the actual
  Guarantee Obligation shall require
  additional payment to Holden by CRL's
  former shareholders (proportionate to
  their holdings immediately prior to the
  Reorganization) in which case Holden
  shall exercise its rights under that
  certain Allocation, Indemnification
  and Tax Matters Agreement of even date
  herewith to seek reimbursement from
  such former CRL shareholders.  Any
  sales of shares by LC at a price greater than $11.10 per share resulting in a decrease in the actual Guarantee
  Obligation to LC shall inure to the
  benefit of the former CRL shareholders
  such that the difference between the
  actual Guarantee Obligation and the
  assumed Guarantee Obligation on
  Exhibit B shall be distributed by
  Holden to the former shareholders of
  CRL in proportion to their former
  shareholdings in CRL immediately prior
  to the Reorganization.  CRL, Holden and
  LC agree that the Guarantee Obligation
  described in this Agreement with
  respect to any shares not sold by LC
  within one year of the date of this
  Agreement shall be satisfied in full by
  payment of the Guarantee Obligation by
  Holden to LC based upon an assumed
  sales price of $11.10 per share which
  payment shall be made within thirty
  (30) days of the expiration of such one
  year period.

        4.        General Provisions.

             (a)      Integration; Amendment.
  This Agreement and the other agreements
  referred to herein constitute the
  entire agreement and understanding of
  the parties hereto concerning the
  subject matter hereof, and supersedes
  all prior and contemporaneous
  negotiations, undertakings and
  agreements between the parties,
  whether oral or written, relating to
  the subject matter hereof.  With
  respect to each party to this
  Agreement, no representation, induce-
  ment, agreement, promise,
  understanding or waiver altering,
  modifying, taking from or adding to the
  terms, provisions or conditions hereof
  shall have any force or effect unless
  the same is in writing and duly
  executed by the parties.

             (b)      Notices.  Any notice,
  request, instruction or other
  communication to be given and delivered
  hereunder by any party hereto shall be
  in writing and shall be deemed to have
  been duly given (i) on the date of
  delivery, provided delivery is
  actually tendered at the appropriate
  address, addressed to the persons
  identified below (a) in person, or (b)
  by courier service, or (c) by facsimile
  copy (with original copy mailed the
  same day), or (ii) three (3) days after
  deposit in the U.S. mail by first class
  certified mail, postage prepaid,
  return receipt requested, all
  addressed as set forth below:

        To LC:               With a copy to:

 Lelia Carroll               Bruce Ducker, Esq.
 180 Franklin St             Ducker Dewey& Seawell
 Denver, CO  80218           One Civic Center Plaza
 Fax: (303)777-9100          1560 Broadway, # 1500
                             Denver, CO  80202
                             Fax:  (303) 861-4017


 To WEC or CRL:               With a copy to:

 Wallace E. Carroll, Jr.      Jonathan P. Johnson
         c/o CRL, Inc.         CRL, Inc.
        or                     6300 S.Syracuse Way
  CRL, Inc.                    Suite 300
 6300 S. Syracuse Way          Englewood,CO  80111
 Suite #300                    Fax: (303) 773-2729
 Englewood, CO  80111
 Fax:  (303) 773-2729
                                and

                                Bruce L. Rogers, Esq.
                                Hogan & Hartson L.L.P.
                                One Tabor Center, # 1500
                                1200 Seventeenth Street
                                Denver, CO  80202
                                Fax:  (303) 899-7333

         To Holden:                 With a copy to:

 James Elsen                        DeweyCrawford, Esq.
 Holden Investments LLC             Gardner Carton & Douglas
 2340 Des Plaines Avenue            Quaker Tower
 Suite 303                          321 North Clark St, #3400
 Des Plaines, IL  60018             Chicago, IL  60610-4795
 Fax:  (847) 299-2080               Fax:  (312) 644-3381

or such other address as any of the
foregoing shall designate to the others in conformity with the foregoing. Any notice to any party shall also be given to all other parties to this Agreement.

         (c)  Construction.  No provision
of this Agreement shall be construed
against any party on the ground that such party (or its counsel) drafted the provision or caused it to be drafted.

         (d)  Governing Law.  This
Agreement shall be governed by and
construed in accordance with the laws of the State of Colorado excluding, however, as much of said law as relates to conflicts or choice of laws.

         (e)  Waiver; Remedies.  No delay
on the part of any party in exercising any right, power or privilege shall operate as a waiver thereof, nor shall any waiver of any right, power or privilege operate as a waiver of any other right, power or privilege, nor shall any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof or of any other right, power or privilege. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that the parties otherwise may have at law in equity or both.

         (f)  Beneficiaries of Agreement.
The rights and obligations contained in
this Agreement are hereby declared by the parties hereto to have been provided expressly for the exclusive benefit of such persons and entities (as applicable) as set forth herein, and shall not benefit, and do not benefit, any unrelated third parties.

         (g)  Arbitration.  If any dispute
arises between the parties hereto under or concerning this Agreement or the terms hereof, which dispute would ordinarily be resolved by an action at law, the parties hereto shall, within five (5) days of the date that such dispute arises, submit such issue to an entity to be mutually agreed upon by the parties involved in such dispute (the "Arbitrator") for arbitration in accordance with the terms of this
Section 4(g).  The parties hereto shall
attempt in good faith to agree upon an
entity to serve as the Arbitrator
hereunder within such five (5) day period.
In the event that the parties involved in such dispute are not able to agree upon an entity to serve as the Arbitrator as provided above, each of said parties shall select a representative, and all representatives so selected shall collectively appoint the Arbitrator to resolve the issue in dispute. Upon submission of the dispute to arbitration, each party involved in the dispute (or any representative selected by such party) shall present his, her or its argument to the Arbitrator. The arbitration shall otherwise proceed in accordance with the then existing rules of the American
Arbitration Association. The decision of the Arbitrator shall be made within thirty
(30) days following the close of the
hearing and shall be final and binding upon the parties hereto with respect to the dispute. The non-prevailing party shall pay the fees and expenses of the Arbitrator; and the other expenses of the arbitration (including, without limitation, an award of attorneys' fees to the prevailing party) shall be paid as the Arbitrator determines. Each of the parties hereto, for himself, herself or itself, and their respective successors and assigns, as applicable, hereby agrees to the provisions of this Section 4(g) and waive any right to any claim or cause of action he, she or it may have in connection with an arbitration to be held pursuant to the terms of this Section 4(g).

         (h)  Assignment.  The parties
hereto have entered into this Agreement
intending to be bound hereby, and this
Agreement shall be a binding and
enforceable agreement and shall inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

         (i)  Severability.  Whenever
possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law. However, notwithstanding anything contained in this Agreement to the contrary, if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remaining provisions of this Agreement.

         (j)  Headings.  The titles of the
Sections hereto have been inserted as a
matter of convenience of reference only, and shall not control or affect the meaning, interpretation or construction of this Agreement.

         (k)  Counterparts.  This
Agreement may be executed and delivered in any number of counterparts, each of which shall be considered an original but all of which, collectively, shall constitute a single agreement.

          *    *    *    * IN WITNESS WHEREOF, the parties hereto
have executed this Agreement this 29th day of February, 1996.


 CRL, INC.


 By: ________________
       Jonathan P. Johnson
       Its President



 ____________________
 Lelia Carroll



 ____________________
 Wallace E. Carroll, Jr.



 HOLDEN INVESTMENTS, L.L.C.


 By: _________________
 Its: ________________

                          Exhibit A
             12/93 Katy Purchase - Impact on Pat
                        As of 2/29/96

                        Loan Activity


 Date      Activity             Amount             Interest           Amount         Balance
                               Received             Earned             Paid           Owed

12/09/93  Loan from CRL      $  550,000.00                                          $  550,000.00
12/09/93  Purchase of Stock                                                            550,000.00
12/10/93  Loan from CRL       2,640,857.50                                           3,190,857.50
12/10/93  Purchase of Stock                                                          3,190,857.50
12/31/93  Interest Earned                          13,568.28                         3,204,425.78

01/??/94  Dividend Proceeds                                                          3,204,425.78
01/31/94  Interest Earned                          18,970.30                         3,223,396.08
02/28/94  Interest Earned                          17,134,47                         3,240,530.55
03/31/94  Interest Earned                          19,145.14                         3,259,675.69
04/20/94  Dividend Proceeds                                                          3,259,675.69
04/30/94  Interest Earned                          19,538.54                         3,279,214.23
05/31/94  Interest Earned                          21,658.49                         3,300,872.72
06/30/94  Interest Earned                          21,636.64                         3,322,509.36

07/31/94  Interest Earned        21,974.92                                           3,344,484.28
07/31/94  Sales Proceeds                                                             3,344,484.28
07/31/94  Repayment                                             (716,577.76)         2,627,906.52
08/01/94  Interest Received                                                          2,627,906.52
08/25/94  Dividend Proceeds                                                          2,627,906.52
08/31/94  Interest Earned                          18,976.46                         2,646,882.98
09/01/94  Interest Received                                                          2,646,882.98
09/30/94  Interest Earned                          18,886.52                         2,665,769.50
10/01/94  Interest Received                                                          2,665,769.50
10/20/94  Dividend Proceeds                                                          2,665,769.50
10/31/94  Interest Earned                          19,516,07                         2,685,285.57
11/01/94  Interest Received                                                          2,685,285.57
11/30/94  Interest Earned                          19,695.94                         2,704,981.51
12/01/94  Interest Received                                                          2,704,981.51
12/31/94  Interest Earned                          21,188.88                         2,726,170.39

01/01/95  Interest Received                                                          2,726,170.39
01/20/95  Dividend Proceeds                                                          2,726,170.39
01/31/95  Interest Earned                          21,188.88                         2,747,359.27
02/01/95  Interest Received                                                          2,747,359.27
02/28/95  Interest Earned                          20,145.62                         2,767,504.89
03/01/95  Interest Received                                                          2,767,504.89
03/31/95  Interest Earned                          20,811.05                         2,788,315.94
03/31/95  Payments                                            (1,250,000.00)         1,538,315.94
04/01/95  Interest Received                                                          1,538,315.94
04/20/95  Dividend Proceeds                                                          1,538,315.94
04/30/95  Interest Earned                           12,626.40                        1,550,942.34
05/01/95  Interest Received                                                          1,550,942.34
05/31/95  Interest Earned                           13,047.28                        1,563,989.62
06/01/95  Interest Received                                                          1,563,989.62
06/30/95  Interest Earned                           11,363.76 (1,575,353,38)                 0.00
07/31/95  Dividend Proceeds                                                                  0.00
07/31/95  Interest Received                                                                  0.00
08/31/95  Interest Received                                                                  0.00
09/30/95  Interest Received                                                                  0.00
10/31/95  Dividend Proceeds                                                                  0.00
10/31/95  Interest Received                                                                  0.00
11/30/95  Interest Received                                                                  0.00
12/31/95  Assume interest paid on outside
           funding source for debt payoff:                                                   0.00
           6/95 debt payoff, prime +1, 6 months     76,798.00                           76,798.00

        SUBTOTALS:                3,190,857.50     427,871.64  ($3,541,931.14)          76,798.00


                            Exhibit A
               12/93 Katy Purchase - Impact on Pat
                          As of 2/29/96

                          STOCK ACTIVITY

Date      Activity                Amount           Amount              Net             Net Cash
                                   Paid           Received

12/09/93  Loan from CRL                                                              $   550,000.00
12/09/93  Purchase of Stock    ($ 550,000.00)                        ($ 550,000.00)            0.00
12/10/93  Loan from CRL                                              (  550,000.00)    2,640,857.50
12/10/93  Purchase of Stock    (2,640,857.50)                        (3,190,857.50)            0.00
12/31/93  Interest Earned                                            (3,190,857.50)            0.00

01/??/94  Dividend Proceeds                         7,431.25           (3,183,426.25)      7,431.25
01/31/94  Interest Earned                                              (3,183,426.25)      7,431.25
02/28/94  Interest Earned                                              (3,183,426.25)      7,431.25
03/31/94  Interest Earned                                              (3,183,426.25)      7,431.25
04/20/94  Dividend Proceeds                         7,431.25           (3,175,995.00)     14,862.50
04/30/94  Interest Earned                                              (3,175,995.00)     14,862.50
05/31/94  Interest Earned                                              (3,175,995.00)     14,862.50
6/30/94 Interest Earned                                                (3,175,995.00)     14,862.50

07/31/94  Interest Earned                                              (3,175,995.00)     14,862.50
07/31/94  Sales Proceeds                         716,577.76            (2,459,417.24)    731,440.26
07/31/94  Repayment                                                    (2,459,417.24)     14,862.50
08/01/94  Interest Received                           82.28            (2,459,334.96)     14,944.78
08/25/94  Dividend Proceeds                    1,228,500.00            (1,230,834.96)  1,243,444.78
08/31/94  Interest Earned                                              (1,230,834.96)  1,243,444.78
09/01/94  Interest Received                          217.74            (1,230,617.22)  1,243,662.52
09/30/94  Interest Earned                                              (1,230,617.22)  1,243,662.52
10/01/94  Interest Received                        1,036.50            (1,229,580.72)  1,244,699.02
10/20/94  Dividend Proceeds                        5,484.38            (1,224,096.34)  1,250,183.40
10/31/94  Interest Earned                                              (1,224,096.34)  1,250,183.40
11/01/94  Interest Received                        1,073.43            (1,223,022.91)  1,251,256.83
11/30/94  Interest Earned                                              (1,223,022.91)  1,251,256.83
12/01/94  Interest Received                        1,042.80            (1,221,980.11)  1,252,299.63
12/31/94  Interest Earned                                              (1,221,980.11)  1,252,299.63

01/01/95  Interest Received                        1,078.49            (1,220,901.62)  1,253,378.12
01/20/95  Dividend Proceeds                        5,484.38            (1,215,417.24)  1,258,862.50
01/31/95  Interest Earned                                              (1,215,417.24)  1,258,862.50
02/01/95  Interest Received                        1,080.77            (1,214,336.47)  1,259,943.27
02/28/95  Interest Earned                                              (1,214,336.47)  1,259,943.27
03/01/95  Interest Received                          980.00            (1,213,356.47)  1,260,923.27
03/31/95  Interest Earned                                              (1,213,356.47)  1.260,923.27
03/31/95  Payments                                                     (1,213,356.47)     10,923.27
04/01/95  Interest Received                          912.28            (1,212,444.19)     11,835.55
04/20/95  Dividend Proceeds                        5,484.38            (1,206,959.81)     17,319.93
04/30/95  Interest Earned                                              (1,206,959.81)     17,319.93
05/01/95  Interest Received                           11.40            (1,206,948.41)     17,331.33
05/31/95  Interest Earned                                              (1,206,948.41)     17,331.33
06/01/95  Interest Received                           14.88            (1,206,933.53)     17,346.21
06/30/95  Interest Earned                                              (1,206,933.53) (1,558,007.17)
07/31/95  Dividend Proceeds                        5,484.38            (1,201,449.15) (1,552,522.79)
07/31/95  Interest Received                           14.40            (1,201,434.75) (1,552,508.39)
08/31/95  Interest Received                           16.53            (1,201,418.22) (1,552,491,86)
09/30/95  Interest Received                           19.84            (1,201,398.38) (1,552,472.02)
10/31/95  Dividend Proceeds                        5,484.38            (1,195,914.00) (1,546,987.64)
10/31/95  Interest Received                           19.20            (1,195,894.80) (1,546,968.44)
11/30/95  Interest Received                           21.04            (1,195,873.76) (1,546,947.40)
12/31/95  Assume interest paid on outside                              (1,195,873.76) (1,546,947.40)
           funding source for debt payoff:                             (1,195,873.76) (1,546,947.40)
           6/95 debt payoff, prime +1, 6 months                        (1,195,873.76) (1,546,947.40)
01/31/96  Dividend Proceeds                        5,484.38            (1,190,389.38) (1,541,463.02)

        SUBTOTALS:            (3,190,857.50)   2,000,468.12            (1,190,389.38) (1,541,463.02)

                            Exhibit A
               12/93 Katy Purchase - Impact on Pat
                          As of 2/29/96


Activity              Shares     Tax      $/Share                 Tax                Net Cash
                                 Rate                            Impact

Subtotals Above                                                                      (1,541,463.02)

Tax Benefit on 7/94 Sales
   Taxes: Net Proceeds                                           $ 716,577.76
   Basis at           31,150.00 shares x  $26.79 per share =       834,398.86
   Loss                                                          ( 117,821.10)
   Tax Benefit at                31.60%                                                  37,231.47


Future Sale of Stock Currently Held
    Shares:    87,750
    Value at   $11.10                                                                   974,025.00
    Taxes: Proceeds at 87,750.00 shares x      $11.10 per share =   974,025.00
    Basis at    87,750.00 shares x             $26.79 per share = 2,350,513.64
    Loss                                                         (1,376,488.64)
    Tax Benefit at                31.60%                                                434,970.41


Taxes Owed on Dividends at        42.62%
    9/94 Extraordinary                                            1,228,500.00         (523,586.70)
    1995 Normal                                                      47,768.78         ( 20,359.05)


Taxes Owed on Interest Received at 42.62%
   1994                                                               3,452.75         (  1,471.56)
   1995                                                               4,185.36         (  1,783.80)


Tax Benefit from Interest Paid at 42.62%                            427,871.64          182,358.89

Debt Owed to CRL/Other                                                                 ( 76,798.00)

  Preliminary Loss to Pat                                                              (536,876.37)
  Tax effect of payment to Pat at 31.60%                                               (248,030.60)
  Total Loss of Pat / Payment from CRL                                                 (784,906.97)





                            Exhibit B
               12/93 Katy Purchase - Impact on Sis
                          As of 2/29/96

                          Loan Activity


Date      Activity             Amount        Interest      Amount     Balance
                              Received        Earned        Paid       Owed

12/09/93  Loan from CRL     $  550,000.00                             $ 550,000.00
12/09/93  Purchase of Stock                                             550,000.00
12/10/93  Loan from CRL      2,640,857.50                             3,190,857.50
12/10/93  Purchase of Stock                                           3,190,857.50
12/31/93  Interest Earned                    13,568.28                3,204,425.78
01/31/94  Interest Earned                    18,970.30                3,223,396.08
02/28/94  Interest Earned                    17,134,47                3,240,530.55
03/31/94  Interest Earned                    19,145.14                3,259,675.69
04/30/94  Interest Earned                    19,538.54                3,279,214.23
05/31/94  Interest Earned                    21,658.49                3,300,872.72
6/30/94 Interest Earned                      21,636.64                3,322,509.36
07/31/94  Interest Earned                    21,974.92                3,344,484.28
07/31/94  Sales Proceeds                                              3,344,484.28
07/31/94  Repayment                                     (716,577.76)  2,627,906.52
08/31/94  Interest Earned                    18,976.46                2,646,882.98
09/30/94  Interest Earned                    17,730.20                2,664,613.18
9/30/94 Dividend Proceeds                              1,243,000.00)  1,421.513.18
10/31/94  Interest Earned                    10,554.61                1,432,167.79
11/30/94  Interest Earned                    10,651.89                1,442,819.68
12/31/94  Interest Earned                    11,459.29                1,454,278.97
12/31/94  Interest Received                                           1,454,278.97
06/30/95  Interest Earned                    69,825.79                1,524,104.76
06/30/95  Dividend Proceeds                                           1,524,104.76
06/30/95  Interest Received                                           1,524,104.76
07/31/95  Dividend Earned                                             1,524,104.76
07/31/95  Interest Earned                                             1,524,104.76
07/31/95  Sales Proceeds                                              1,524,104.76
08/31/95  Interest Earned                                             1,524,104.76
10/31/95  Dividend Earned                                             1,524,104.76
12/31/95  Interest Earned                    69,864.70                1,593,969.46
12/31/95  Assume Earnings = Debt Interest Savings      1,593,969.46
         (Assume Cash Pays Down Debt)                                 1,593,969.46
        5 Months @ Prime + 1, 7/31 Cash Bal                           1,593,969.46
        Interest Received                                             1,593,969.46
1/31/96 Dividend Proceeds (Div Declared 12/31/95)      1,593,969.46

        SUBTOTALS:      $3,190,857.50    $362,689.72 ($1,959,577.76) $1,593,969.46








                            Exhibit B
               12/93 Katy Purchase - Impact on Sis
                          As of 2/29/96

                          STOCK ACTIVITY

Date      Activity              Amount       Amount          Net          Net Cash
                                 Paid       Received

12/09/93  Loan from CRL                                                   $ 550,000.00
12/09/93  Purchase of Stock  ($ 550,000.00)               ($ 550,000.00)          0.00
12/10/93  Loan from CRL                                   (  550,000.00)  2,640,857.50
12/10/93  Purchase of Stock  (2,640,857.50)               (3,190,857.50)          0.00
12/31/93  Interest Earned                                 (3,190,857.50)          0.00
01/31/94  Interest Earned                                 (3,190,857.50)          0.00
02/28/94  Interest Earned                                 (3,190,857.50)          0.00
03/31/94  Interest Earned                                 (3,190,857.50)          0.00
04/30/94  Interest Earned                                 (3,190,857.50)          0.00
05/31/94  Interest Earned                                 (3,190,857.50)          0.00
6/30/94 Interest Earned                                   (3,190,857.50)          0.00
07/31/94  Interest Earned                                 (3,190,857.50)          0.00
07/31/94  Sales Proceeds                   716,577.76     (2,474,279.74)    716,577.76
07/31/94  Repayment                                       (2,474,279.74)          0.00
08/31/94  Interest Earned                                 (2,474,279.74)          0.00
09/30/94  Interest Earned                                 (2,474,279.74)          0.00
09/30/94  Dividend Proceeds              1,248,846.88     (1,225,432.86)      5,846.88
10/31/94  Interest Earned                                 (1,225,423.86)      5,846.88
11/30/94  Interest Earned                                 (1,225,423.86)      5,846.88
12/31/94  Interest Earned                                 (1,225,423.86)      5,846.88
12/31/94  Interest Received                  1,198.32     (1,224,234.54)      7,045.20
06/30/95  Interest Earned                                 (1,224,234.54)      7,045.20
06/30/95  Dividend Proceeds                 10,968.76     (1,213,265.78)     18,013.96
06/30/95  Interest Received                     51.30     (1,213,214.48)     18,065.26
07/31/95  Dividend Earned                    5,484.38     (1,207,730.10)     23,549,64
07/31/95  Interest Earned                       15.00     (1,207,715.10)     23,564.64
07/31/95  Sales Proceeds                   196,805.35     (1,010,909.75)    220,369.99
08/31/95  Interest Earned                       13.88     (1,010,895.87)    220,383.87
10/31/95  Dividend Earned                    3,931.25     (1,006,964,62)    224,315.12
12/31/95  Assume Earnings =
              Debt Int. Savings         (1,006,964.62)       224,315.12
         (Assume Cash Pays Down Debt)                     (1,006,964.62)    224,315.12
         5 Months @ Prime + 1, 7/31 Cash Bal              (1,006,964.62)    224,315.12
        Interest Received                    8,952.25     (  998,012.09)    233,267.65
01/31/96  Dividend Proceeds   3,931.25    (994,080.84)       237,198.90
          (Div Declared 12/31/95)

        SUBTOTALS:       $3,190,857.50   $2,196,776.66     ($994,080.84)   $237,198.90


                            Exhibit B
               12/93 Katy Purchase - Impact on Sis
                          As of 2/29/96


Activity            Shares       Tax        $/Share               Tax              Net Cash
                                 Rate                            Impact


Subtotals Above                                                                    $237,198.90

Tax Benefit on 7/94 Sales
   Taxes: Net Proceeds                                        $  716,577.76
   Basis at       31,150.00 shares x       $26.79 per share =    834,398.86
   Loss                                                       (  117,821.10)
   Tax Benefit at               31.60%                                               37,231.47

Tax Benefit on 10/95 Sales
   Net Proceeds                                               $  196,805.35
   Basis at       24,850.00 shares x       $26.79 per share =    665,644.03
   Loss                                                       (  468,838.68)
   Tax Benefit at               31.60%                                              148,153.02


Future Sale of Stock Currently Held
    Shares:      62,900
    Value at   $11.10                                                               698,190.00
    Taxes:           Proceeds at            $11.10 per share =                      698,190.00
    Basis at      62,900.00 shares x        $26.79 per share = 1,684,869.61
    Loss                                                      (  986,679.61)
    Tax Benefit at               31.60%                                             311,790.76


Taxes Owed on Dividends at       42.62%
    9/94 Extraordinary                                         1,248,846.88        (532,258.54)
    1995 Normal                                                   24,315.64        (10,363.33)


Taxes Owed on Interest Received at 42.62%
   1994                                                            1,198.32        (    510.72)
    1995                                                           9,032.71        (  3,849.74)

Tax Benefit from Interest Paid at 42.62%                         362,689.72         154,578.36

Debt Owed to CRL                                                                 (1,593,969.46)

 Preliminary Loss to Sis                                                           ($553,809.29)
 Tax effect of payment to Sis at 31.60%                                            ( 255,853.41)
    Total Loss of Sis / Payment from CRL                                           ( 809,662.70)


                            EXHIBIT RR
                       PUT/CALL AGREEMENT


     THIS PUT/CALL AGREEMENT (this "Agreement") is dated this 29th day of February, 1996, by and among:

     The following Lelia Carroll Family Shareholders:

          Lelia Carroll, an individual resident of the State of Colorado ("LC");

          The Wallace E. Carroll Trust U/A Dated 7/1/57
          F/B/O Lelia Carroll
           and her descendants (the "LC 1957 Trust");

          The Wallace E. and Lelia H. Carroll Trust U/A
          Dated 5/1/58 F/B/O
           Lelia Carroll and her descendants (the "LC 1958
          Trust");

          The Wallace E. Carroll Trust U/A Dated 1/20/61
          F/B/O Lelia
           Carroll (the "LC 1961 Trust");

          The Lelia H. Carroll Trust U/A Dated 7/12/62
          F/B/O Lelia Carroll
           (the "LC 1962 Trust");

          The Wallace E. and Lelia H. Carroll Trust U/A
          Dated 12/15/78
           F/B/O the descendants of Lelia Carroll (the "LC
          1978 Trust");

          Brooke H. Johnson;

          SIS Partnership, Ltd., a Colorado partnership
          ("SIS Partnership");

     The following D.H. Carroll Family Shareholders:

          D.H. Carroll, an individual resident of the State of Illinois ("DHC");

          The Wallace E. Carroll Trust U/A Dated 7/1/57
          F/B/O D.H. Carroll
           and his descendants (the "DHC 1957 Trust");

          The Wallace E. and Lelia H. Carroll Trust U/A
          Dated 5/1/58 F/B/O
           D.H. Carroll and his descendants (the "DHC 1958
          Trust");

          The Wallace E. Carroll Trust U/A Dated 1/20/61
          F/B/O D.H. Carroll
           (the "DHC 1961 Trust");

          The Lelia H. Carroll Trust U/A Dated 7/12/62
          F/B/O D.H. Carroll
           (the "DHC 1962 Trust");

          The Wallace E. and Lelia H. Carroll Trust U/A
          Dated 12/15/78
           F/B/O the descendants of D.H. Carroll (the "DHC
          1978 Trust");

          DHC Partnership, L.P., an Illinois Limited
          Partnership ("DHC Partnership");

          Bridget A. Carroll, an individual resident of the State of Illinois ("BAC");

          Catharine A. Carroll, an individual resident of the State of Illinois ("CAC");

          Mary Patricia H. Carroll ("MPC");

          Patrick J. Carroll, III, an individual resident of the State of California ("PJC");

     (The Lelia Carroll Family Shareholders and D.H.
     Carroll Family Shareholders identified above are referred to individually as a "Shareholder" and collectively as the "Shareholders"); and

     Wallace E. Carroll, Jr., an individual resident of the State of Colorado ("WEC").

                        R E C I T A L S:

     A. This Agreement relates to the shares of the common stock (the "Shares") of Katy Industries, Inc., a
Delaware corporation (the "Corporation") held by each of the Shareholders as of January 31, 1996 in the amounts identified below:


           Shareholder                     Shares

The Lelia Carroll Family Shareholders:


           LC                              31,171*
           LC 1957 Trust                    2,151
           LC 1958 Trust                   56,221
           LC 1961 Trust                   16,304
           LC 1962 Trust                   72,101
           LC 1978 Trust                    5,294
           Brooke H. Johnson                1,800
           SIS Partnership                 19,532

       Subtotal                           204,574

          _______________________
          * Includes 28,000 Shares acquired from the LC 1958 Trust. The LC 1958 Trust is entitled to the benefit of the Guarantee Obligation (as defined below) upon ultimate sale of such Shares by LC pursuant to a separate agreement between such parties.



The D.H. Carroll Family Shareholders:

            DHC                             7,898
            DHC 1957 Trust                  2,151
            DHC 1958 Trust                372,120
            DHC 1961 Trust                 16,301
            DHC 1962 Trust                 72,101
            DHC 1978 Trust                  8,823
            DHC Partnership                21,076
            BAC                             3,028
            CAC                             3,028
            MPC                             1,800
            PJC                             3,028

       Subtotal                           511,354

       GRAND TOTAL                        715,928


     B. As of the date of this Agreement, members of the family of Wallace E. Carroll and related entities and trusts for their benefit are reorganizing certain of their various jointly and individually owned assets (the "Reorganization").

     C. Pursuant to the Reorganization, the parties anticipate that, among other things, certain of the Shares beneficially owned by the Shareholders may be transferred or sold such that the Shareholders will reduce their beneficial interest in the Corporation's Shares and concurrently WEC may seek to become the beneficial owner of additional shares of the Corporation's outstanding stock.

     D. In connection with the Reorganization, the parties have agreed to enter into this Agreement which embodies the terms of the assurance by WEC to the Shareholders that they will receive at least $11.10 per Share (the "Guaranty Amount") upon the sale of Shares subject to this Agreement (the "Guaranty Obligation") for each Share transferred or sold by such Shareholder pursuant to the terms of this Agreement.

     E. The Guaranty Obligation initially arose as a result of informal arrangements among the parties initially discussed in late 1993 and early 1994 and the agreement of the Shareholders to continue to hold the Shares at such time. In connection with the Reorganization, the parties now desire to memorialize such arrangements and agreements.

     F. As of the date of this Agreement, certain Shares held by the Lelia Carroll Family Shareholders identified in Recital A have been sold in market transactions. The Guarantee Obligation with respect to such Shares shall be subject to the provisions of
Section 1(e) below.

     NOW, THEREFORE, in consideration of the covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1. Right of a Transferring Shareholder to Put Shares to WEC. The parties agree that any Shareholder desiring to effect a sale of Shares (a "Transferring Shareholder") to an Unaffiliated Third Party (as defined below) from time to time prior to the termination of this Agreement pursuant to Section 5 shall be entitled to put such Shares to WEC on the following terms and WEC shall be obligated to make the payments to such Transferring Shareholder described below in accordance with this Section 1:

     (a)  Delivery of Put Notice by Transferring Shareholder.
          At least three (3) business days prior to making any sale of Shares to an Unaffiliated Third Party at a Gross Sales Price (as hereinafter defined) of less than the Guaranty Amount per Share, the Transferring
          Shareholder shall deliver written notice of intent to sell to WEC (a "Put Notice"). The Put Notice shall identify the proposed method of transfer as either a private transaction (a "Private Sale") or a sale into the market effected on the New York Stock Exchange (a
          "Market Sale"), the number of Shares to be sold and, in the case of a Private Sale, the proposed or anticipated Gross Sales Price per Share.

     (b) Procedures for Proposed Market Sale. In the case of a proposed Market Sale, within the three (3) business day period following the delivery of the Put Notice (the "Determination Period") WEC may deliver a notice to the Transferring Shareholder indicating WEC's intent to perform under the Guaranty Obligation by purchasing all or a portion of the Shares at $11.10 per Share (a "Buy Notice"). If WEC does not deliver a Buy Notice within the Determination Period or does not elect to purchase all of such Shares, the Transferring Stockholder shall be free to sell the Shares not covered by a Buy Notice in a Market Sale at any time or times during the thirty (30) day period following the expiration of the Determination Period.

     (c) Procedures for Proposed Private Sale. In the case of a proposed Private Sale, within the Determination
          Period WEC may deliver to the Transferring
          Shareholder either a Buy Notice or a notice stating WEC's objection to the Private Sale (an "Objection").
          If WEC does not deliver a Buy Notice or an Objection within the Determination Period or does not elect to purchase all of the Shares, the Transferring
          Shareholder shall be free to sell the Shares not covered by a Buy Notice or an Objection in the Private Sale on the terms described in the Put Notice at any time during the thirty (30) day period following expiration of the Determination Period. If WEC delivers an Objection within the Determination Period, then the Transferring Shareholder shall not be entitled to sell such Shares in the Private Sale, but instead shall be free to sell such Shares in a Market Sale at any time or times during the thirty (30) day period following expiration of the Determination Period.

     (d) Payment of Purchase Price by WEC. The purchase and sale of Shares pursuant to any Buy Notice delivered by WEC shall be consummated no later than five (5) business days after the expiration of the Determination Period by payment of immediately available funds against delivery of the certificates evidencing the Shares.

     (e) Payment of Guaranty Obligation by WEC. Within fifteen (15) business days of the end of any calendar quarter in which a Private Sale or Market Sale by a Transferring Shareholder is consummated in accordance with the provisions described above, the Transferring Shareholder shall deliver written notice to WEC specifying the number of Shares sold during such calendar quarter, the sales date and the Gross
          Sales Price per Share. In the case of a Private Sale, the Transferring Shareholder shall certify in such written notice that the purchaser was an Unaffiliated Third
          Party as defined below. Within fifteen (15) business days of receipt of such written notice, WEC shall pay to the Transferring Shareholder, in immediately available funds, the difference between the Guaranty Amount per Share and the Gross Sales Price per Share for all Shares sold during such calendar quarter. Notwithstanding the foregoing, WEC shall have no obligation to make the payment described above with respect to any Shares sold in any Private Sale or Market Sale by a Transferring Shareholder which sale is not made in compliance with the notice and sale requirements in this Section 1.

     (f) Definitions. "Gross Sales Price" as used in this Agreement shall mean the gross price per share due to the Transferring Shareholder pursuant to a Market Sale or Private Sale prior to payment of any broker's commissions or other expenses. "Unaffiliated Third Party" as used in this Agreement shall mean a person or entity with which the Transferring Shareholder has no family relationship, equity interest, partnership interest or beneficial interest (including as a beneficiary of a trust) and which no member of the family of or person related to such Transferring Shareholder has any direct or indirect equity interest, partnership interest or beneficial interest (including as a beneficiary of a trust).

     2. Right of WEC to Call Shares. At any time and from time to time prior to the termination of this Agreement pursuant to
Section 6, WEC shall have the right to call any or all of the Shares subject to this Agreement on the following terms and shall be obligated to make the payments to the Shareholders described below in accordance with this Section 2:

     (a) Delivery of Call Notice by WEC. At any time the trading price of the Corporation's Shares as reported on the New York Stock Exchange is less than $11.10 per share, subject to the terms of this Section 2, WEC may deliver a notice or notices to any Shareholder of intent to perform under the Guaranty Obligation (a "Call Notice"). The Call Notice shall specify that WEC either (i) desires to purchase such Shares from the Shareholder at a price equal to the Guaranty Amount or
          (ii) desires to perform under the Guaranty Obligation by making a cash payment as described below. The Call Notice shall specify the number of Shares subject to the Call Notice (which may be all or any number of Shares then held by a Shareholder and subject to this Agreement). Notwithstanding the foregoing, any Call Notice delivered by WEC which specifies WEC's desire to perform under the Guaranty Obligation by making a cash payment pursuant to clause (ii) above shall be limited to a number of Shares in the case of each Shareholder which is equal to the number of Shares which could be sold by such Shareholder pursuant to Rule 144(e) under the Securities Exchange Act of 1934, as amended ("Rule 144(e)") during the three month period following delivery of the Call Notice. The determination of the number of Shares which could be sold by a Shareholder under Rule 144(e) shall be stated in the Call Notice delivered by WEC. Any dispute regarding such determination shall be resolved in accordance with Section 5(c) below. Upon such time as a Shareholder ceases to be subject to the volume limitations of Rule 144(e), WEC shall be entitled to deliver a Call Notice specifying WEC's desire to perform under the Guaranty Obligation by making a cash payment with respect to any number of Shares held by such Shareholder then subject to this Agreement.
          The determination of whether a Shareholder continues to be subject to the volume limitations of Rule 144(e) shall be made in accordance with Section 5(b) below, except that any opinion provided in accordance with
          Section 5(b) shall be delivered concurrently with the Call Notice. Nothing in this Section 2(a) shall be deemed to limit the number of shares for which WEC may deliver a Call Notice specifying WEC's desire to purchase such Shares pursuant to clause (i) above.

     (b) Procedures for Purchase of Shares by WEC. Within the three (3) business day period following receipt of the Call Notice which specifies WEC's desire to purchase such Shares, the Shareholder receiving such notice shall have the right to indicate to WEC by delivery of a notice (a "Receipt Notice") whether such Shareholder instead desires to have WEC perform under the Guaranty Obligation by making a cash payment. Failure to deliver a Receipt Notice shall constitute agreement to sell such Shares to WEC, in which event such sale shall be consummated no later than five (5) business days after delivery of the Call Notice. In the event a Receipt Notice is delivered, the procedures for cash payment by WEC to satisfy the Guaranty Obligation in
          Section 2(c) below shall be followed.

     (c)  Procedures for Cash Payment by WEC to Satisfy
          Guaranty Obligation. In the case of a Call Notice specifying WEC's desire to perform under the Guaranty Obligation by making a cash payment, within five (5) business days after delivery of the Call Notice WEC shall deliver to such Shareholder cash or immediately available funds in an amount equal to the difference between the Guaranty Amount for such Shares and the average of the closing prices of the Corporation's Shares on the New York Stock Exchange during the five
          (5) business day period prior to delivery of the Call Notice. In the event a Receipt Notice is delivered pursuant to Section 2(b) above which states that the Shareholder desires to have WEC perform under the Guaranty Obligation by making a cash payment, then within five (5) business days after the delivery of the Receipt Notice, WEC shall have the option to deliver to such Shareholder cash or immediately available funds in an amount equal to the difference between the Guaranty Amount for such Shares and the average of the closing prices of the Corporation's Shares on the New York Stock Exchange during the five (5) business day period prior to delivery of the Call Notice. If WEC exercises such option, the Shares for which the payment described above is made shall no longer be subject to the Guaranty Obligation which shall be deemed satisfied with respect to such Shares. If WEC does not exercise such option then the Shares which are covered by the Receipt Notice shall continue to be subject to the Guaranty Obligation under the provisions of this Agreement.

     (d) Reconciliation of Call Notice and Put Notice. Notwithstanding the foregoing, WEC shall not be entitled to deliver a Call Notice with respect to any Shares for which a Put Notice has been delivered, until expiration of the thirty (30) day periods described in
          Section 1(b) and (c) following delivery of a Put Notice. In the event a Put Notice and Call Notice shall be deemed given and delivered on the same date pursuant to Section 9(i) below, the Put Notice shall be deemed to have been given and delivered prior to such Call
          Notice.

     3. Adjustments to Guaranty Amount. In the event of the occurrence of an Adjustment Event (as defined below), the Guaranty Amount shall be adjusted in a manner such that the intent of the parties hereto is preserved. Accordingly, upon the occurrence of an Adjustment Event, the Guaranty Amount per Share shall be the product of (i) the amount that otherwise would have been the Guaranty Amount had the Adjustment Event never occurred, multiplied by (ii) a fraction, the numerator of which is the number of Shares owned by the applicable Shareholder immediately prior to the occurrence of the Adjustment Event, and the denominator of which is the number of Shares owned by the applicable Shareholder immediately after the occurrence of the Adjustment Event.

     For purposes of this Agreement, an "Adjustment Event" shall mean the occurrence of any of the following events:

     (a) A stock split or other subdivision of the Corporation's outstanding Shares into a greater number of Shares;

     (b) A reverse stock split or other combination of the Corporation's outstanding Shares into a smaller number of Shares;

     (c) A distribution of the Corporation's Shares with respect to outstanding Shares; or

     (d) Any other event concerning the Shares which does not fall strictly within the foregoing definitions of Adjustment Events but, in the opinion of the Accountants (as defined below), should be treated as an Adjustment Event in order to preserve the essential intent of the parties hereto and the principles hereof.

     4. Accountants' Report as to Adjustments to Guaranty Amount. In the case of each Adjustment Event pursuant to
Section 3 above, the parties hereto shall request Deloitte & Touche, or such other independent certified public accountants of recognized national standing (who may be the regular accountants of the Corporation) who are mutually acceptable to the Majority Shareholders (as defined below) and WEC (the "Accountants"), to compute promptly such adjustment or readjustment in accordance with the terms of this Agreement and to prepare a report setting forth such adjustment or readjustment, showing in reasonable detail the method of calculation thereof and the facts upon which such adjustment or readjustment is based. The parties hereto shall cause the Accountants to mail a copy of each such report to each party hereto. The fees and expenses of such Accountants shall be borne by WEC.

     5.   Termination of Agreement and Guaranty Obligation;
Information Requirements.

          (a) The parties hereto agree that this Agreement and the Guaranty Obligation of WEC shall automatically and immediately terminate and be of no further force or effect upon the date that no Shares remain subject to Section 1 of this Agreement and all of WEC's payment obligations under Sections
1 and 2 of this Agreement have been satisfied.

          (b) The Guaranty Obligation of WEC shall also terminate with respect to any Shares held by a Shareholder as of the day immediately following the last day of any calendar quarter during which the closing price per Share as reflected on the NYSE has equaled or exceeded $11.10 for at least ten (10) business days, provided that such Shareholder is not then subject to the volume limitations of Rule 144(e). The determination that a Shareholder is no longer subject to the volume limitations of Rule 144(e) shall be based upon either of the following: (i) a Shareholder's sale of Shares in a Market Sale not in compliance with or in reliance upon Rule 144(e) shall constitute a determination for purposes of this Agreement that the Shareholder is no longer subject to the volume limitations of Rule 144(e) or (ii) delivery of a written opinion of counsel retained by WEC (which counsel is satisfactory to the Company) that it is the opinion of counsel that a particular Shareholder is no longer subject to the volume limitations of Rule 144(e); provided a copy of such opinion is delivered to such Shareholder prior to the commencement of any calendar quarter described in this Section 5(b). Notwithstanding the foregoing, such opinion shall not be utilized by any Shareholder for purposes of making any Market Sale without the prior written consent of WEC and the counsel rendering such opinion. In the event the Shareholder requests such written consent or wishes to utilize such opinion for the purposes of making any Market Sale, the Shareholder (or group of affiliated Shareholders making such request) shall be obligated to pay one-half of all expenses and fees of such counsel for the rendering of such opinion (including the initial opinion delivered to WEC on which any subsequent opinion is based); provided, however, the Shareholder (or group of affiliated Shareholders making such request) shall in no event be required to pay expenses and fees of such counsel in excess of $5,000. The remaining balance of all such expenses shall be borne by WEC.

          (c) If a Shareholder continues to be subject to the volume limitations of Rule 144(e) and during any calendar quarter the closing price per Share as reflected on the NYSE has equaled or exceeded $11.10 for at least (10) business days, then the Guaranty Obligation shall terminate effective as of the day immediately following the last day of such calendar quarter with respect to the number of Shares that could have been sold by a Shareholder during such calendar quarter in reliance upon Rule 144(e) (less any Shares actually sold during such calendar quarter in a Market Sale). Within ten (10) business days following the end of any such calendar quarter, WEC shall deliver written notice of the number of Shares no longer subject to this Agreement to the holder of such Shares. Any dispute between WEC and such Shareholder regarding such calculation shall be resolved by the determination of independent counsel mutually agreeable to and selected by WEC and such Shareholder with the costs of such counsel being borne one-half by WEC and one-half by such Shareholder.

          (d) Notwithstanding the fact that a Put Notice may have been delivered prior to the expiration of a calendar quarter, WEC shall have no obligation to make payment of the Guaranty Obligation for any Shares sold by a Shareholder in a Market Sale or Private Sale occurring after the expiration of such calendar quarter if the Guaranty Obligation of WEC with respect to such Shares terminates pursuant to Section 5(b) or (c) above. For purposes of the foregoing sentence, a sale shall be deemed to occur after the expiration of such calendar quarter if the sale order is placed with a broker (i.e., the "trade date") after the expiration of such calendar quarter or, in the case of a Private Sale, the contract closing date occurs after the expiration of such calendar quarter. Notwithstanding the fact that a Call Notice may have been delivered prior to the expiration of a calendar quarter, the parties shall have no obligation to perform under Section 2 after the expiration of such calendar quarter with respect to any Shares to which the Guaranty Obligation has terminated pursuant to Section 5(b) or (c) above unless the period for delivery of a Receipt Notice has expired prior to the expiration of such calendar quarter.

          (e) For purposes of enabling the parties to make the determinations set forth in this Section 5 and also in Section 2(a) above, each Shareholder agrees to provide sales information (including date, amount, price and method of sale) and aggregate holdings information with respect to all Shares subject to this Agreement within five (5) business days of a written request from WEC.

     6. Definitions. As used in this agreement, the term "Majority Shareholders" shall mean Shareholders holding in the aggregate a majority of the Shares subject to the terms of this Agreement at the time of such determination. As used in this agreement, the term "business day" means a day on which the New York Stock Exchange is open for trading and shares of common stock of the Corporation are traded on the New York Stock Exchange.

     7. Integration; Amendment. This Agreement constitutes the entire agreement and understanding of the parties hereto concerning the subject matter hereof, and supersedes all prior and contemporaneous negotiations, undertakings and agreements between the parties, whether oral or written, relating to the subject matter hereof. With respect to each party to this Agreement, no representation, inducement, agreement, promise, understanding or waiver altering, modifying, taking from or adding to the terms, provisions or conditions hereof shall have any force or effect unless the same is in writing and duly executed by WEC and such party. Nothing in this Agreement shall be deemed to preclude WEC and any Shareholder from amending, modifying or waiving any of the terms or provisions of this Agreement as it relates to such Shareholder but no such amendment, modification or waiver shall affect any other Shareholder unless such other Shareholder agrees in writing to be bound by such amendment, modification or waiver.

     8. Notices. Any notice, request, instruction or other communication to be given and delivered hereunder by any party hereto shall be in writing and shall be deemed to have been duly given (i) on the date of delivery, provided delivery is actually tendered at the appropriate address, addressed to the persons identified below (a) in person, or (b) by courier service, or (c) by facsimile copy (with original copy mailed the same day), or (ii) three (3) days after deposit in the U.S. mail by first class certified mail, postage prepaid, return receipt requested, all addressed as set forth below:

     To any of the Lelia Carroll Family      With a copy to:
     Shareholders:

          Lelia Carroll                      Bruce Ducker, Esq.
          180 Franklin Street                Ducker Dewey & Seawell, P.C.
          Denver, CO  80218                  One Civic Center Plaza
          Fax:  (303) 777-9100               1560 Broadway, Suite 1500
                                             Denver, CO  80202
                                             Fax:  (303) 861-4017

     To any of the D.H. Carroll Family       With a copy to:
     Shareholders:

          D.H. Carroll                       John P. Corvino, Esq.
          c/o CRL Industries, Inc.           c/o CRL Industries, Inc.
          2345 Waukegan Road, Suite S-200    2345 Waukegan Road, Suite S-200
          Bannockburn, IL  60015-1528        Bannockburn, IL  60015-1528
          Fax:  (847) 940-1601               Fax:  (847) 940-1601

                                             and

                                             Arthur R. Miller, Esq.
                                             Holleb & Coff
                                             55 East Monroe Street
                                             Suite 4100
                                             Chicago, IL  60603
                                             Fax:  (312) 807-3900

     To WEC:                                 With a copy to:

       Wallace E. Carroll, Jr.               Jonathan P. Johnson
       c/o CRL, Inc.                         CRL, Inc.
       6300 S. Syracuse Way, Suite 300       6300 S. Syracuse Way, Suite 300
       Englewood, CO  80111                  Englewood, CO  80111
       Fax:  (303) 773-2729                  Fax:  (303) 773-2729

                                             and

                                             Bruce L. Rogers, Esq.
                                             Hogan & Hartson L.L.P.
                                             One Tabor Center, Suite 1500
                                             1200 Seventeenth Street
                                             Denver, CO  80202
                                             Fax:  (303) 899-7333

or such other address as any of the foregoing shall designate to the others in conformity with the foregoing. Any notice to any party shall also be given to all other parties to this Agreement.

     9. Construction. No provision of this Agreement shall be construed against any party on the ground that such party (or its counsel) drafted the provision or caused it to be drafted.

     10. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado excluding, however, as much of said law as relates to conflicts or choice of laws.

     11. Waiver; Remedies. No delay on the part of any party in exercising any right, power or privilege shall operate as a waiver thereof, nor shall any waiver of any right, power or privilege operate as a waiver of any other right, power or privilege, nor shall any single or partial exercise of any right, power or privi-lege preclude any other or further exercise thereof or of any other right, power or privilege. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that the parties otherwise may have at law in equity or both.

     12. Beneficiaries of Agreement. The rights and obligations contained in this Agreement are hereby declared by the parties hereto to have been provided expressly for the exclusive benefit of such persons and entities (as applicable) as set forth herein, and shall not benefit, and do not benefit, any unrelated third parties. Notwithstanding the foregoing, WEC shall be entitled to assign any or all of his rights or obligations under this Agreement to, or to otherwise utilize for the purpose of purchasing Shares from a Transferring Shareholder pursuant to this Agreement, any corporation or entity controlled by him or any trust for his benefit or the benefit of his descendants; provided, however, that WEC shall remain liable for the failure of such corporation, entity or trust to perform its obligations under this Agreement. Without limiting the foregoing, the benefits of this Agreement shall be deemed to apply to (i) any partner of the SIS Partnership or DHC Partnership receiving Shares subject to this Agreement in a distribution by such partnerships to its partners and (ii) to any subtrusts formed under any of the trusts party to this Agreement.

     13. Arbitration. If any dispute arises between the parties hereto under or concerning this Agreement or the terms hereof, which dispute would ordinarily be resolved by an action at law, the parties hereto shall, within five (5) days of the date that such dispute arises, submit such issue to an entity to be mutually agreed upon by the parties involved in such dispute (the "Arbitrator") for arbitration in accordance with the terms of this
Section 13. The parties hereto shall attempt in good faith to agree upon an entity to serve as the Arbitrator hereunder within such five (5) day period. In the event that the parties involved in such dispute are not able to agree upon an entity to serve as the Arbitrator as provided above, each of said parties shall select a representative, and all representatives so selected shall collectively appoint the Arbitrator to resolve the issue in dispute. Upon submission of the dispute to arbitration, each party involved in the dispute (or any representative selected by such party) shall present his, her or its argument to the Arbitrator. The arbitration shall otherwise proceed in accordance with the then existing rules of the American
Arbitration Association. The decision of the Arbitrator shall be made within thirty (30) days following the close of the hearing and shall be final and binding upon the parties hereto with respect to the dispute. The non-prevailing party shall pay the fees and expenses of the Arbitrator; and the other expenses of the arbitration (including, without limitation, an award of attorneys' fees to the prevailing party) shall be paid as the Arbitrator determines. Each of the parties hereto, for himself, herself or itself, and their respective successors and assigns, as applicable, hereby agrees to the provisions of this Section 13 and waive any right to any claim or cause of action he, she or it may have in connection with an arbitration to be held pursuant to the terms of this Section 13.

     14. Assignment. The parties hereto have entered into this Agreement intending to be bound hereby, and this Agreement shall be a binding and enforceable agreement and shall inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

     15. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law. However, notwithstanding anything contained in this Agreement to the contrary, if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remaining provisions of this Agreement.

     16. Headings. The titles of the Sections hereto have been inserted as a matter of convenience of reference only, and shall not control or affect the meaning, interpretation or construction of this Agreement.

     17. Counterparts. This Agreement may be executed and delivered in any number of counterparts, each of which shall be considered an original but all of which, collectively, shall constitute a single agreement.

                        *    *    *    *

     IN WITNESS WHEREOF, the parties hereto have caused this Memorandum of Agreement to be duly executed as of the date first above written.



                                   _____________________________________
                                   Lelia Carroll



                                   The Wallace E. Carroll Trust
                                   U/A Dated
                                   71/1/57 F/B/O Lelia Carroll
                                   and her
                                   descendants

                                   By Trustees:

                                   _____________________________________
                                   Lelia Carroll

                                   _____________________________________
                                   Philip E. Johnson

                                   _____________________________________
                                   Amelia M. Carroll



                                   The Wallace E. and Lelia H.
                                   Carroll Trust
                                   U/A Dated 5/1/58 F/B/O Lelia
                                   Carroll
                                   and her descendants

                                   By Trustees:

                                   _____________________________________
                                   Lelia Carroll

                                   _____________________________________
                                   Philip E. Johnson

                                   _____________________________________
                                   Amelia M. Carroll


                                   The Wallace E. Carroll Trust
                                   U/A Dated
                                   1/20/61 F/B/O Lelia Carroll

                                   By Trustees:

                                   _____________________________________
                                   Lelia Carroll

                                   _____________________________________
                                   Philip E. Johnson

                                   _____________________________________
                                   Jonathan P. Johnson



                                   The Lelia H. Carroll Trust
                                   U/A Dated
                                   7/12/62 F/B/O Lelia Carroll

                                   By Trustees:

                                   _____________________________________
                                   Lelia Carroll

                                   _____________________________________
                                   Philip E. Johnson

                                   _____________________________________
                                   Jonathan P. Johnson



                                   The Wallace E. and Lelia H.
                                   Carroll Trust U/A
                                   Dated 12/15/78 F/B/O the
                                   descendants of Lelia Carroll

                                   By Trustees:

                                   _____________________________________
                                   Philip E. Johnson

                                   _____________________________________
                                   Lelia Carroll

                                   _____________________________________
                                   Jonathan P. Johnson


                                   _____________________________________
                                   Brooke H. Johnson



                                   SIS Partnership, Ltd.


                                   By:
                                   __________________________________
                                          Lelia Carroll, General
                                   Partner



                                   _____________________________________
                                   D.H. Carroll



                                   The Wallace E. Carroll Trust
                                   U/A
                                   Dated 7/1/57 F/B/O D.H.
                                   Carroll
                                   and his descendants

                                   By Trustees:

                                   _____________________________________
                                   D.H. Carroll

                                   _____________________________________
                                   Paul L. Whiting
                                   _____________________________________
                                   Arthur R. Miller

                                   The Wallace E. and Lelia H
                                   Carroll Trust
                                   U/A Dated 5/1/58 F/B/O D.H.
                                   Carroll
                                   and his descendants

                                   By Trustees:

                                   _____________________________________
                                   D.H. Carroll

                                   _____________________________________
                                   Paul L. Whiting

                                   _____________________________________
                                   Arthur R. Miller



                                   The Wallace E. Carroll Trust
                                   U/A Dated
                                   1/20/61 F/B/O D.H. Carroll

                                   By Trustees:

                                   _____________________________________
                                   D.H. Carroll

                                   _____________________________________
                                   Paul L. Whiting

                                   _____________________________________
                                   Arthur R. Miller



                                   The Lelia H. Carroll Trust
                                   U/A Dated
                                   7/12/62 F/B/O D.H. Carroll

                                   By Trustees:

                                   _____________________________________
                                   D.H. Carroll

                                   _____________________________________
                                   Paul L. Whiting

                                   _____________________________________
                                   Arthur R. Miller

                                   The Wallace
                                   Carroll Trust U/A
                                   Dated 12/15/78 F/B/O the
                                   descendants of D.H. Carroll

                                   By Trustees:

                                   _____________________________________
                                   D.H. Carroll

                                   _____________________________________
                                   Paul L. Whiting

                                   _____________________________________
                                   Arthur R. Miller



                                   DHC Partnership, Ltd.


                                   By:
                                   __________________________________
                                          D.H. Carroll, General
                                   Partner


                                   Gage Partnership 1991, Ltd


                                   By:
                                   __________________________________
                                          Philip E. Johnson, General
                                   Partner


                                   By:
                                   __________________________________
                                          D.H. Carroll, General
                                   Partner



                                   _____________________________________
                                   Bridget A. Carroll



                                   _____________________________________
                                   Catharine A. Carroll



                                   _____________________________________
                                   Mary Patricia H. Carroll



                                   _____________________________________
                                   Patrick J. Carroll, III



                                   _____________________________________
                                   Wallace E. Carroll, Jr.



                        EXHIBIT SS
          CRL, INC. REDEMPTION AND EXCHANGE AGREEMENT


     THIS CRL, INC. REDEMPTION AND EXCHANGE
AGREEMENT (this "Agreement") is dated as of February 29,
1996, by and among:

CRL, Inc., a Delaware corporation ("CRL"),

The Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O Barry J.
 Carroll and his descendants (the "BJC 1957 Trust"),

The Wallace E. and Lelia H. Carroll Trust U/A Dated 5/1/58
 F/B/O Barry J. Carroll and his descendants (the "BJC 1958
 Trust"),

The Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O D. H.
 Carroll and his descendants (the "DHC 1957 Trust"),

The Wallace E. and Lelia H. Carroll Trust U/A Dated 5/1/58
 F/B/O D. H. Carroll and his descendants (the "DHC 1958
 Trust"),

Lelia Carroll, an individual resident of the State of Colorado
 ("LC"),

The Wallace E. Carroll Trust U/A Dated 2/1/54 F/B/O Lelia
 Carroll (the "LC 1954 Trust"),

The Lelia H. Carroll Trust U/A Dated 3/1/55 F/B/O Lelia Carroll
 (the "LC 1955 Trust"),

The Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O Lelia
 Carroll and her descendants (the "LC 1957 Trust"),

The Wallace E. and Lelia H. Carroll Trust U/A Dated 5/1/58
 F/B/O Lelia Carroll and her descendants (the "LC 1958 Trust"), and

The Marital Trust formed under the will of Wallace E. Carroll
 (the "Marital Trust")

(the BJC 1957 Trust, the BJC 1958 Trust, the DHC 1957 Trust, the DHC 1958 Trust, LC, the LC 1954 Trust, the LC 1955 Trust, the LC 1957 Trust, the LC 1958 Trust and the Marital Trust shall hereinafter sometimes be referred to individually as a "Shareholder" and collectively as the "Shareholders").

                           RECITALS:

     A. Holden Investments, L.L.C., a limited liability company organized under the laws of the State of Illinois (the
"Company"), is authorized to issue membership interests
("Membership Interests") representing full and complete ownership of the Company.

     B. Pursuant to the Assignment, Assumption and Exchange Agreement, dated as of February 29, 1996, by and among the Company, CRL, LeWa Company, an Illinois corporation
("LeWa"), Telegraph Road Properties, Inc., a Nevada corporation ("Telegraph"), and Oasis Properties, Inc., a Nevada corporation ("Oasis"), CRL, LeWa, Telegraph and Oasis acquired from the Company that percentage of all of the Membership Interests set forth opposite such entity's respective name below:

          Member                        Membership Interests

          CRL                                79.920%

          LeWa                                9.007%

          Telegraph                           8.283%

          Oasis                                    2.790%

     C. CRL is authorized to issue sixty thousand (60,000) shares of voting common stock, no par value, of which thirty-five thousand six hundred fifty-nine (35,659) shares are currently issued and outstanding (collectively, the "Shares").

     D. Each Shareholder owns that number of Shares set forth opposite such Shareholder's name below:

          Shareholder                        Shares

          The BJC 1957 Trust                           1,180.00

          The BJC 1958 Trust                           3,702.25

          The DHC 1957 Trust                           1,180.00

          The DHC 1958 Trust                           3,702.25

          LC                                       11.00

          The LC 1954 Trust                            3,910.00

          The LC 1955 Trust                            4,140.00

          The LC 1957 Trust                            1,180.00

          The LC 1958 Trust                            3,702.25

          The Marital Trust                                8.00

     E. The Shareholders desire to tender their respective Shares to CRL for redemption, and CRL desires to redeem the Shareholder's respective Shares, in exchange for certain of the Membership Interests currently owned by CRL, subject to the terms and conditions set forth herein.

     NOW, THEREFORE, in consideration of the recitals and the mutual covenants and agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1. Redemption. Subject to the terms and conditions hereof, the Shareholders hereby tender to CRL for redemption, and CRL hereby redeems, all of the Shareholder's respective Shares. Accordingly, each Shareholder shall, concurrently with his, her or its execution hereof, surrender to CRL all stock certificates representing his, her or its respective Shares, duly endorsed to CRL.

     2. Exchange for Membership Interests. In partial consideration of the Shares tendered by the Shareholders for redemption, as provided in Section 1 above, and in exchange therefor, CRL hereby transfers to the Shareholders, and each Shareholder hereby accepts, that percentage of the Membership Interests set forth opposite such Shareholder's respective name below:

          Shareholder                   Membership Interests

          The BJC 1957 Trust                           7.330%

          The BJC 1958 Trust                           24.102%

          The DHC 1957 Trust                           4.252%

          The DHC 1958 Trust                           24.102%

          LC                                     0.000%

          The LC 1954 Trust                            0.000%

          The LC 1955 Trust                            9.108%

          The LC 1957 Trust                            0.000%

          The LC 1958 Trust                            11.026%

          The Marital Trust                            0.000%

The foregoing referenced Membership Interests are fully-paid and non-assessable, and are free and clear of any security interests, mortgages, liens, charges, encumbrances, claims, pledges or rights of any kind or character of any party, or any voting trust arrangements, shareholder or similar agreements, options, contracts or transfer restrictions of any kind, nature or description (collectively, "Liens"). CRL shall cause the Company to properly reflect such transfer of Membership
Interests on the Company's books and records. Such Membership Interests shall be subject to the transfer restrictions and other provisions of the Company's Operating Agreement.

     3. Exchange for Additional Assets. As additional consideration for the Shares tendered by the Shareholders for redemption, as provided in Section 1 above, and in exchange therefor, CRL hereby transfers to the Shareholders, and each Shareholder hereby accepts, all of the Company's right, title and interest in and to those assets and properties of CRL set forth opposite such Shareholder's respective name on Schedule 1 attached hereto and made a part hereof (collectively, the "Additional Assets"). CRL is transferring the Additional Assets to the respective Shareholders free and clear of any Liens. Except with respect to warranting good title thereto, CRL is transferring the Additional Assets to the respective
Shareholders on an "as is, where is" basis, and CRL makes no representation or warranty with respect to the Additional
Assets, including, without limitation, with respect to the quality, merchantability or fitness for a particular purpose of any such items.

     4. Further Assurances of CRL. From time to time after the date hereof, at a Shareholder's request and without further consideration therefor, CRL shall perform, execute and deliver or cause to be performed, executed and delivered by its successors and assigns and by their respective officers, agents and representatives, all such further acts, deeds, assignments, agreements, transfers and assurances as such Shareholder shall reasonably require to more effectively assign and transfer to the Shareholder, and his, her or its successors and assigns, the respective Membership Interests transferred to such Shareholder pursuant hereto.

     5. Shareholders' Title to Shares. Each Shareholder represents and warrants that he, she or it has good title to the number of Shares set forth opposite his, her or its name in Recital D above, and to the stock certificates representing such Shares, free and clear of any Liens. Each Shareholder has the full and legal right, power and authority to sell, assign, transfer and deliver such Shares and such certificates to CRL pursuant to this Agreement, and upon delivery to CRL of the certificates representing the Shares as provided for herein, CRL shall receive absolute title to the Shares and to such certificates free and clear of all Liens.

     6. Access by Shareholders. Each Shareholder acknowledges and agrees that he, she or it has had access to (i) all material information regarding CRL and (ii) the officers and directors of CRL, in order to discuss the operations, financial condition and business prospects of CRL.

     7. Adjustments in Tax Liability Estimate. The Shareholders understand that CRL will incur substantial tax liability as a result of the transactions contemplated by this Agreement. The parties have entered into the Allocation, Indemnification and Tax Matters Management Agreement dated as of the date hereof for the purpose of allocating such tax liabilities.

     8.   Arbitration.   If any dispute arises between the parties
hereto under or concerning this Agreement or the terms hereof, which dispute would ordinarily be resolved by an action at law, the parties hereto shall, within five (5) days of the date that such dispute arises, submit such issue to an entity to be mutually agreed upon by the parties involved in such dispute (the "Arbitrator") for arbitration in accordance with the terms of this
Section 8. The parties hereto shall attempt in good faith to agree upon an entity to serve as the Arbitrator hereunder within such five (5) day period. In the event that the parties involved in such dispute are not able to agree upon an entity to serve as the Arbitrator as provided above, each of said parties shall select a representative, and all representatives so selected shall collectively appoint the Arbitrator to resolve the issue in dispute. Upon submission of the dispute to arbitration, each party involved in the dispute (or any representative selected by such party) shall present his, her or its argument to the Arbitrator. The arbitration shall otherwise proceed in accordance with the then existing rules of the American
Arbitration Association. The decision of the Arbitrator shall be made within thirty (30) days following the close of the hearing and shall be final and binding upon the parties hereto with respect to the dispute. The non-prevailing party shall pay the fees and expenses of the Arbitrator; and the other expenses of the arbitration (including, without limitation, an award of attorneys' fees to the prevailing party) shall be paid as the Arbitrator determines. Each of the parties hereto, for himself, herself or itself, and their respective successors and assigns, as applicable, hereby agrees to the provisions of this Section 8 and waives any right to any claim or cause of action he, she or it may have in connection with an arbitration to be held pursuant to the terms of this Section 8.

     9. Integration; Amendment. This Agreement constitutes the entire agreement and understanding of the parties hereto concerning the subject matter hereof, and supersedes all prior negotiations, undertakings and agreements between the parties, whether oral or written, relating to the subject matter hereof. No representation, inducement, agreement, promise, understanding or waiver altering, modifying, taking from or adding to the terms, provisions or conditions hereof shall have any force or effect unless the same is in writing and duly executed by each of the parties hereto.

     10. Notices. Any notice, request, instruction or other communication to be given hereunder by any party hereto shall be in writing and shall be deemed to have been duly given (i) on the date of delivery, provided delivery is actually tendered at the appropriate address, addressed to the persons identified below
(a) in person, or (b) by courier service, or (c) by facsimile copy (with original copy mailed the same day), or (ii) three (3) days after deposit in the U.S. mails by first class certified mail, postage prepaid, return receipt requested, all addressed as set forth below:

     If to CRL, to:                     CRL, Inc.
                                   6300 South Syracuse Way
                                   Suite 300
                                   Englewood, Colorado 80111
                                   Attention: Jonathan Johnson
                                   Fax No.: (303) 773-2729

     With a copy to:               Hogan & Hartson, L.L.P.
                                   One Tabor Center
                                   Suite 1500
                                   1200 Seventeenth Street
                                   Denver, Colorado 80202
                                   Attention: Bruce L. Rogers, Esq.
                                   Fax No.: (303) 899-7333

     If to LC, the LC 1954
      Trust, the LC 1955 Trust,
      the LC 1957 Trust or the
      LC 1958 Trust, to:                Lelia Carroll
                                   180 Franklin Street
                                   Denver, Colorado 80218
                                   Fax No.: (303) 777-9100

     With a copy to:               Ducker, Seawell
                                     & Montgomery, P.C.
                                   1560 Broadway, Suite 1500
                                   Denver, Colorado  80202
                                   Attention:  Bruce Ducker, Esq.
                                   Fax No.:  (303) 861-4070

     If to the BJC 1957
      Trust or the BJC
      1958 Trust, to:                        Barry J. Carroll
                                   c/o Carroll International
                                     Corporation
                                   2340 Des Plaines Avenue
                                   Suite 303
                                   Des Plaines, Illinois  60018
                                   Fax No.:  (847) 299-2080

     With a copy to:               Aronberg, Goldgehn, Davis
                                     & Garmisa
                                   One IBM Plaza
                                   Suite 3000
                                   Chicago, Illinois 60611
                                   Attention: Young Kim, Esq.
                                   Fax No.:  (312) 828-9635

     If to the DHC 1957 Trust
      or the DHC 1958 Trust, to:             D.H. Carroll
                                   c/o CRL Industries, Inc.
                                   2345 Waukegan Road
                                   Suite S-200
                                   Bannockburn, Illinois 60015-1528
                                   Attention: John P. Corvino, Esq.
                                   Fax No.: (847) 940-1601

     With a copy to:                         Holleb & Coff
                                   55 East Monroe Street
                                   Suite 4100
                                   Chicago, Illinois  60603
                                   Attn: Arthur R. Miller, Esq.
                                   Fax No.: (312) 807-3900

     If to the Marital Trust, to:            D.H. Carroll
                                   c/o CRL Industries, Inc.
                                   2345 Waukegan Road
                                   Suite S-200
                                   Bannockburn, Illinois 60015-1528
                                   Attention: John P. Corvino, Esq.
                                   Fax No.: (847) 940-1601

     and                           Barry J. Carroll
                                   c/o Carroll International
                                    Corporation
                                   2340 Des Plaines Avenue
                                   Suite 303
                                   Des Plaines, Illinois  60018
                                   Fax No.:  (847) 299-2080

     and                           Lelia H. Carroll
                                   900 North Waukegan Road
                                   Lake Forest, Illinois 60045
                                   Telephone No.: (847) 234-0263

     and                           Philip E. Johnson, Esq.
                                   Bennington, Johnson, Ruttum &
                                    Reeve
                                   370 17th Street, Ste. 2480
                                   Denver, Colorado  80202
                                   Fax No.: (303) 629-5718

     With a copy to:                         Robert V. Hogan, Esq.
                                   969 Waukegan Road
                                   Glenview, Illinois 60025
                                   Fax No.: (847) 729-8195

or such other address as any of the foregoing shall designate to the others in conformity with the foregoing. Any notice to any party shall also be given to all other parties to this Agreement.

     11. Construction. No provision of this Agreement shall be construed against any party on the ground that such party (or its counsel) drafted the provision or caused it to be drafted.

     12. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois excluding, however, as much of said law as relates to conflicts or choice of laws. All actions arising directly or indirectly as a result or in consequence of this Agreement shall be instituted and litigated only in courts having situs in the State of Illinois, County of Cook, and each of the parties and signatories hereto hereby consents to the jurisdiction of any local, State or Federal court located and having its situs in said county and State. Further, each of the parties and signatories hereto irrevocably waives the right to a trial by jury with respect to any legal proceeding in which any of them are adverse parties.

     13. Waiver; Remedies. No delay on the part of any party in exercising any right, power or privilege shall operate as a waiver thereof, nor shall any waiver of any right, power or privilege operate as a waiver of any other right, power or privilege, nor shall any single or partial exercise of any right, power or privi-lege preclude any other or further exercise thereof or of any other right, power or privilege. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that the parties otherwise may have at law in equity or both.

     14. Beneficiaries of Agreement. The rights and obligations contained in this Agreement are hereby declared by the parties hereto to have been provided expressly for the exclusive benefit of such persons and entities (as applicable) as set forth herein, and shall not benefit, and do not benefit, any unrelated third parties.

     15. Assignment. The parties hereto have entered into this Agreement intending to be bound hereby, and this Agreement shall be a binding and enforceable agreement and shall inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

     16. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law. However, notwithstanding anything contained in this Agreement to the contrary, if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remaining provisions of this Agreement.

     17. Headings. The titles of the Sections hereto have been inserted as a matter of convenience of reference only, and shall not control or affect the meaning, interpretation or construction of this Agreement.

     18. Counterparts. This Agreement may be executed and delivered in any number of counterparts, each of which shall be considered an original but all of which, collectively, shall con-stitute a single agreement.




                    [Signature Pages Follow]
     IN WITNESS WHEREOF, the parties hereto have caused this CRL, Inc. Redemption and Exchange Agreement to be duly executed as of the date first above written.

CRL, INC.


By:
______________________________
Its:
_____________________________


                              The Wallace E. Carroll Trust U/A
                               Dated 7/1/57 F/B/O Barry J. Carroll
                               and his descendants

                              By:
                              ______________________________
                              Its:
                              _____________________________


                              The Wallace E. and Lelia H. Carroll
                               Trust U/A Dated 5/1/58 F/B/O
                               Barry J. Carroll and his descendants

                              By:
                              ______________________________
                              Its:
                              _____________________________


                              The Wallace E. Carroll Trust U/A
                               Dated 7/1/57 F/B/O D. H. Carroll
                               and his descendants

                              By:
                              ______________________________
                              Its:
                              _____________________________


                              The Wallace E. and Lelia H. Carroll
                               Trust U/A Dated 5/1/58 F/B/O D. H.
                               Carroll and his descendants

                              By:
                              ______________________________
                              Its:
                              _____________________________

                   [Signature Pages Continue]

                              __________________________________
                              Lelia Carroll


                              The Wallace E. Carroll Trust U/A
                               Dated 2/1/54 F/B/O Lelia Carroll

                              By:
                              ______________________________
                              Its:
                              _____________________________


                              The Lelia H. Carroll Trust U/A
                              Dated
                              3/1/55 F/B/O Lelia Carroll

                              By:
                              ______________________________
                              Its:
                              _____________________________


                              The Wallace E. Carroll Trust U/A
                               Dated 7/1/57 F/B/O Lelia Carroll
                               and her descendants

                              By:
                              ______________________________
                              Its:
                              _____________________________


                              The Wallace E. and Lelia H. Carroll
                               Trust U/A Dated 5/1/58 F/B/O Lelia
                               Carroll and her descendants

                              By:
                              ______________________________
                              Its:
                              _____________________________


                              The Marital Trust formed under the
                              will of Wallace E. Carroll

                              By:
                              ______________________________
                              Its:
                              _____________________________



                           Schedule 1

                           CRL, Inc.
                       Additional Assets

   Asset                                                                      Value

The Wallace E. Carroll Trust U/A dated 7/1/57 F/B/O Barry J. Carroll
   Account Receivable - B.J. Carroll (Katy going-private costs)               $  6,122
   Account Receivable - Carroll International Co.                              121,838

The Wallace E. Carroll Trust U/A dated 7/1/57 F/B/O Denis H. Carroll
   Common stock of OEA, Inc. (   40,023.00 Shares)                           1,034,995
   Account Receivable - D.H. Carroll (Katy going-private costs)                  4,949
   Account Receivable - CRL Industries, Inc.                                    86,667
   Account Receivable - LeWa Company                                           119,878

The Wallace E. and Lelia H. Carroll U/A dated 5/1/58 F/B/O Denis H. Carroll
   Common stock of OEA, Inc. (        0.00 Shares)                                   0
   Account Receivable - D.H. Carroll (Katy going-private costs)                      0
   Account Receivable - CRL Industries, Inc.                                         0
   Account Receivable - LeWa Company                                                 0

Lelia Carroll
   Common stock of OEA, Inc. (    1,007.00 Shares)                              26,041

The Wallace E. Carroll Trust U/A dated 2/1/54 F/B/O Lelia Carroll
   B" Preferred Stock of LeWa Company ( 250,914.00 Shares)                   1,828,762
   Common stock of OEA, Inc. (  229,943.00 Shares)                           5,946,326
   Account Receivable - Sis Carroll (Katy going-private costs)                  11,482
   Note Receivable - Sis Carroll                                             1,454,279
   Property, Plant & Equipment - 1993 Ford Explorer                             13,893

The Lelia H. Carroll Trust U/A dated 3/1/55 F/B/O Lelia Carroll
   B" Preferred Stock of LeWa Company                                                0
   Common stock of OEA, Inc. (  250,914.00 Shares)                           6,488,636
   Account Receivable - Sis Carroll (Katy going-private costs)                       0
   Note Receivable - Sis Carroll                                                     0
   Property, Plant & Equipment - 1993 Ford Explorer                                  0
   Due to Sis Carroll for Purchases of Katy Stock                                    0

The Wallace E. Carroll Trust U/A dated 7/1/57 F/B/O Lelia Carroll
   Common stock of OEA, Inc. (  108,011.00 Shares)                           2,793,164

The Wallace E. and Lelia H. Carroll U/A dated 5/1/58 F/B/O Lelia Carroll
   Common stock of OEA, Inc. (  183,856.00 Shares)                           4,754,516

The Marital Trust Established U/W of Wallace E. Carroll
   Cash                                                                         18,936



                            EXHIBIT TT
              LEWA COMPANY REDEMPTION AND EXCHANGE
                           AGREEMENT


     THIS LEWA COMPANY REDEMPTION AND EXCHANGE
AGREEMENT (this "Agreement") is dated as of February 29,
1996, by and among:

LeWa Company, an Illinois corporation ("LeWa"),

Lelia Carroll, an individual resident of the State of Colorado ("LC"),

The Lelia H. Carroll Trust U/A Dated 7/12/62 F/B/O
 Lelia Carroll (the "LC 1962 Trust"),

Wallace E. Carroll, Jr., an individual resident of the State of Colorado ("WEC"),

The Lelia H. Carroll Trust U/A Dated 7/12/62 F/B/O
 Wallace E. Carroll, Jr. (the "WEC 1962 Trust"),

Barry J. Carroll, an individual resident of the State of Illinois ("BJC"),

The Lelia H. Carroll Trust U/A Dated 7/12/62 F/B/O
 Barry J. Carroll (the "BJC 1962 Trust"),

(LC, the LC 1962 Trust, WEC, the WEC 1962 Trust, BJC, and the
BJC 1962 Trust shall hereinafter sometimes be referred to individually as a "Shareholder" and collectively as the "Shareholders").

                            RECITALS:

     A. Holden Investments, L.L.C., a limited liability company organized under the laws of the State of Illinois (the
"Company"), is authorized to issue membership interests
("Membership Interests") representing full and complete ownership of the Company.

     B. Pursuant to the Assignment, Assumption and Exchange Agreement, dated as of February 29, 1996, by and among the Company, LeWa, CRL, Inc., a Delaware corporation ("CRL"), Telegraph Road Properties, Inc., a Nevada corporation ("Telegraph"), and Oasis Properties, Inc., a Nevada corporation ("Oasis"), LeWa, CRL, Telegraph and Oasis acquired from the Company that percentage of all of the Membership Interests set forth opposite such entity's respective name below:

          Member                        Membership Interests

          CRL                                         79.920%

          LeWa                                         9.007%

          Telegraph                                    8.283%

          Oasis                                        2.790%

     C.   LeWa is authorized to issue nine thousand five hundred
(9,500) shares of voting common stock, no par value, of which all nine thousand five hundred (9,500) shares are currently issued and outstanding (collectively, the "Common Shares").

     D. LeWa is authorized to issue eight thousand (8000) shares of Series A preferred stock, $100 par value, of which eight hundred (800) shares are currently issued and outstanding
(collectively, the "Preferred A Shares").

     E. LeWa is authorized to issue eighty thousand (80,000) shares of Series B preferred stock, no par value, of which eighty thousand (80,000) shares are currently issued and outstanding
(collectively, the "Preferred B Shares").

 (the Common Shares, the Preferred A Shares and the Preferred B
Shares shall sometimes be referred to herein collectively as the "Shares").

     F. Each Shareholder owns that number of Shares set forth opposite such Shareholder's name below:

                            Common     Preferred     Preferred
     Shareholder            Shares     A Shares      B Shares

     LC                     1,750        62.5         21,564

     The LC 1962 Trust        625        62.5          5,192

     WEC                    1,750        62.5          8,499

     The WEC 1962 Trust       625        62.5              0

     BJC                    1,750        62.5         20,334

     The BJC 1962 Trust       625        62.5          4,692

     G. The Shareholders desire to tender their respective Shares to LeWa for redemption, and LeWa desires to redeem the Shareholder's respective Shares, in exchange for certain of the Membership Interests currently owned by LeWa, subject to the terms and conditions set forth herein.

     NOW, THEREFORE, in consideration of the recitals and the mutual covenants and agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1. Redemption. Subject to the terms and conditions hereof, the Shareholders hereby tender to LeWa for redemption, and LeWa hereby redeems, all of the Shareholders' respective Shares. Accordingly, each Shareholder shall, concurrently with his, her or its execution hereof, surrender to LeWa all stock certificates representing his, her or its respective Shares, duly endorsed to LeWa.

     2. Exchange for Membership Interests. In partial consideration of the Shares tendered for redemption by LC and the LC 1962 Trust, as provided in Section 1 above, and in exchange therefor, LeWa hereby transfers to each such Shareholder listed below, and each such Shareholder hereby accepts, that percentage of all of the Membership Interests set forth opposite such Shareholder's respective name below:

          Shareholder                   Membership Interests

          LC                                          6.271%

          The LC 1962 Trust                           2.736%

The foregoing referenced Membership Interests are fully-paid and non-assessable, and are free and clear of any security interests, mortgages, liens, charges, encumbrances, claims, pledges or rights of any kind or character of any party, or any voting trust arrangements, shareholder or similar agreements, options, contracts or transfer restrictions of any kind, nature or description (collectively, "Liens"). LeWa shall cause the Company to properly reflect such transfer of Membership
Interests on the Company's books and records. Such Membership Interests shall be subject to the transfer restrictions and other provisions of the Company Operating Agreement.

     3. Exchange for Additional Assets. As consideration for the Shares tendered by the Shareholders for redemption, as provided in Section 1 above, and in exchange therefor, LeWa hereby transfers to the Shareholders, and each Shareholder hereby accepts, all of LeWa's right, title and interest in and to those assets and properties of LeWa set forth opposite such Shareholder's respective name on Schedule 1 attached hereto and made a part hereof (collectively, the "Additional Assets"). LeWa is transferring the Additional Assets to the respective Shareholders free and clear of any Liens. Except with respect to warranting good title thereto, LeWa is transferring the Additional Assets to the respective Shareholders on an "as is, where is" basis, and LeWa makes no representation or warranty with respect to the Additional Assets, including, without limitation, with respect to the quality, merchantability or fitness for a particular purpose of any such items.

     4. Further Assurances of LeWa. From time to time after the date hereof, at a Shareholder's request and without further consideration therefor, LeWa shall perform, execute and deliver or cause to be performed, executed and delivered by its successors and assigns and their respective officers, representatives and agents, all such further acts, deeds, assignments, agreements, transfers and assurances as such Shareholder shall reasonably require to more effectively assign and transfer to the Shareholder, and his, her or its successors and assigns, the respective Membership Interests transferred to such Shareholder pursuant hereto.

     5. Shareholders' Title to Shares. Each Shareholder represents and warrants that he, she or it has good title to the number of Shares set forth opposite his, her or its name in Recital F above, and to the stock certificates representing such Shares, free and clear of any Liens. Each Shareholder has the full and legal right, power and authority to sell, assign, transfer and deliver such Shares and such certificates to LeWa pursuant to this Agreement, and upon delivery to LeWa of the certificates representing the Shares as provided for herein, LeWa shall receive absolute title to the Shares and to such certificates free and clear of all Liens.

     6. Access by Shareholder. Each Shareholder acknowledges and agrees that he, she or it has had access to (i) all material information regarding LeWa and (ii) the officers and directors of LeWa, in order to discuss the operations, financial condition and business prospects of LeWa.

     7. Adjustments in Tax Liability Estimate. The Shareholders understand that LeWa will incur substantial tax liability as a result of the transactions contemplated by this Agreement. The parties have entered into the Allocation, Indemnification and Tax Matters Management Agreement dated as of the date hereof for the purpose of allocating such tax liabilities.

     8. Arbitration. If any dispute arises between the parties hereto under or concerning this Agreement or the terms hereof, which dispute would ordinarily be resolved by an action at law, the parties hereto shall, within five (5) days of the date that such dispute arises, submit such issue to an entity to be mutually agreed upon by the parties involved in such dispute (the "Arbitrator") for arbitration in accordance with the terms of this
Section 8. The parties hereto shall attempt in good faith to agree upon an entity to serve as the Arbitrator hereunder within such five (5) day period. In the event that the parties involved in such dispute are not able to agree upon an entity to serve as the Arbitrator as provided above, each of said parties shall select a representative, and all representatives so selected shall collectively appoint the Arbitrator to resolve the issue in dispute. Upon submission of the dispute to arbitration, each party involved in the dispute (or any representative selected by such party) shall present his, her or its argument to the Arbitrator. The arbitration shall otherwise proceed in accordance with the then existing rules of the American
Arbitration Association. The decision of the Arbitrator shall be made within thirty (30) days following the close of the hearing and shall be final and binding upon the parties hereto with respect to the dispute. The non-prevailing party shall pay the fees and expenses of the Arbitrator; and the other expenses of the arbitration (including, without limitation, an award of attorneys' fees to the prevailing party) shall be paid as the Arbitrator determines. Each of the parties hereto, for himself, herself or itself, and their respective successors and assigns, as applicable, hereby agrees to the provisions of this Section 8 and waives any right to any claim or cause of action he, she or it may have in connection with an arbitration to be held pursuant to the terms of this Section 8.

     9. Integration; Amendment. This Agreement constitutes the entire agreement and understanding of the parties hereto concerning the subject matter hereof, and supersedes all prior negotiations, undertakings and agreements between the parties, whether oral or written, relating to the subject matter hereof. No representation, inducement, agreement, promise, understanding or waiver altering, modifying, taking from or adding to the terms, provisions or conditions hereof shall have any force or effect unless the same is in writing and duly executed by each of the parties hereto.

     10. Notices. Any notice, request, instruction or other communication to be given hereunder by any party hereto shall be in writing and shall be deemed to have been duly given (i) on the date of delivery, provided delivery is actually tendered at the appropriate address, addressed to the persons identified below
(a) in person, or (b) by courier service, or (c) by facsimile copy (with original copy mailed the same day), or (ii) three (3) days after deposit in the U.S. mails by first class certified mail, postage prepaid, return receipt requested, all addressed as set forth below:

     If to LeWa, to:                         LeWa Company
                                   2345 Waukegan Road
                                   Suite S-200
                                   Bannockburn, Illinois 60015-1528
                                   Attention: John P. Corvino, Esq.
                                   Fax No.: (847) 940-1601

     With a copy to:                         Holleb & Coff
                                   55 East Monroe Street
                                   Suite 4100
                                   Chicago, Illinois 60603
                                   Attn: Arthur R. Miller, Esq.
                                   Fax No.: (312) 807-3900
     If to LC or the LC
      1962 Trust, to:                        Lelia Carroll
                                   180 Franklin Street
                                   Denver, Colorado 80218
                                   Fax No.: (303) 777-9100

     With a copy to:               Ducker, Seawell & Montgomery, P.C.
                                   1560 Broadway, Suite 1500
                                   Denver, Colorado  80202
                                   Attention: Bruce Ducker, Esq.
                                   Fax No.: (303) 861-4070

     If to BJC or the BJC
      1962 Trust, to:                        Barry J. Carroll
                                   c/o Carroll International
                                     Corporation
                                   2340 Des Plaines Avenue
                                   Suite 303
                                   Des Plaines, Illinois  60018
                                   Fax No.: (847) 299-2080

     With a copy to:               Aronberg, Goldgehn, Davis
                                     & Garmisa
                                   One IBM Plaza
                                   Suite 3000
                                   Chicago, Illinois 60611
                                   Attention: Young Kim, Esq.
                                   Fax No.: (312) 828-9635

     If to WEC or the WEC
      1962 Trust, to:              Wallace E. Carroll, Jr.
                                   c/o CRL, Inc.
                                   6300 South Syracuse Way
                                   Suite 300
                                   Englewood, Colorado  80111
                                   Fax No.: (303) 290-9344

     With a copy to:               Hogan & Hartson L.L.P.
                                   One Tabor Center
                                   Suite 1500
                                   1200 Seventeenth Street
                                   Denver, Colorado  80202
                                   Attention: Bruce L. Rogers, Esq.
                                   Fax No.: (303) 899-7333

or such other address as any of the foregoing shall designate to the others in conformity with the foregoing. Any notice to any party shall also be given to all other parties to this Agreement.

     11. Construction. No provision of this Agreement shall be construed against any party on the ground that such party (or its counsel) drafted the provision or caused it to be drafted.

     12. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois excluding, however, as much of said law as relates to conflicts or choice of laws. All actions arising directly or indirectly as a result or in consequence of this Agreement shall be instituted and litigated only in courts having situs in the State of Illinois, County of Cook, and each of the parties and signatories hereto hereby consents to the jurisdiction of any local, State or Federal court located and having its situs in said county and State. Further, each of the parties and signatories hereto irrevocably waives the right to a trial by jury with respect to any legal proceeding in which any of them are adverse parties.

     13. Waiver; Remedies. No delay on the part of any party in exercising any right, power or privilege shall operate as a waiver thereof, nor shall any waiver of any right, power or privilege operate as a waiver of any other right, power or privilege, nor shall any single or partial exercise of any right, power or privi-lege preclude any other or further exercise thereof or of any other right, power or privilege. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that the parties otherwise may have at law in equity or both.

     14. Beneficiaries of Agreement. The rights and obligations contained in this Agreement are hereby declared by the parties hereto to have been provided expressly for the exclusive benefit of such persons and entities (as applicable) as set forth herein, and shall not benefit, and do not benefit, any unrelated third parties.

     15. Assignment. The parties hereto have entered into this Agreement intending to be bound hereby, and this Agreement shall be a binding and enforceable agreement and shall inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

     16. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law. However, notwithstanding anything contained in this Agreement to the contrary, if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remaining provisions of this Agreement.

     17. Headings. The titles of the Sections hereto have been inserted as a matter of convenience of reference only, and shall not control or affect the meaning, interpretation or construction of this Agreement.

     18. Counterparts. This Agreement may be executed and delivered in any number of counterparts, each of which shall be considered an original but all of which, collectively, shall con-stitute a single agreement.


                    [Signature Page Follows]
     IN WITNESS WHEREOF, the parties hereto have caused this LeWa Company Redemption and Exchange Agreement to be duly executed as of the date first above written.

                              LEWA COMPANY


                              By:
                              ______________________________
                              Its:
                              _____________________________


                              __________________________________
                              Lelia Carroll


                              __________________________________
                              Wallace E. Carroll, Jr.


                              __________________________________
                              Barry J. Carroll


                              The Lelia H. Carroll Trust U/A Dated
                              7/12/62 F/B/O Lelia Carroll

                              By:
                              ______________________________
                              Its:
                              _____________________________


                              The Lelia H. Carroll Trust U/A Dated
                              7/12/62 F/B/O Wallace E. Carroll, Jr.

                              By:
                              ______________________________
                              Its:
                              _____________________________


                              The Lelia H. Carroll Trust U/A Dated
                              7/12/62 F/B/O Barry J. Carroll

                              By:
                              ______________________________
                              Its:
                              _____________________________

                      Schedule 1 - Page 1

                          LeWa Company
               Additional Assets and Liabilities

Asset                                                         Value

                      "A" Preferred Stock

Barry J. Carroll
         Cash                                                 $6,563

The Lelia H. Carroll Trust U/A dated 7/12/62 F/B/O Barry J. Carroll
         Cash                                                  6,563

Lelia Carroll
         Cash                                                  6,563

The Lelia H. Carroll Trust U/A dated 7/12/62 F/B/O Lelia Carroll
         Cash                                                  6,563

Wallace E. Carroll, Jr.
         Cash                                                  6,563

The Lelia H. Carroll Trust U/A dated 7/12/62 F/B/O Wallace E. Carroll, Jr.
         Cash                                                  6,563

American Gage and Machine
         Cash                                                 31,500

                      "A" Preferred Notes

Barry J. Carroll
         Cash                                                $21,796

The Lelia H. Carroll Trust U/A dated 7/12/62 F/B/O Barry J. Carroll
         Cash                                                 24,896

Lelia Carroll
         Cash                                                 21,704

The Lelia H. Carroll Trust U/A dated 7/12/62 F/B/O Lelia Carroll
         Cash                                                 24,896

Wallace E. Carroll, Jr.
         Cash                                                 21,802

The Lelia H. Carroll Trust U/A dated 7/12/62 F/B/O Wallace E. Carroll, Jr.
         Cash                                                 24,896

American Gage and Machine
         Cash                                                119,500

                      "B" Preferred Stock
Barry Carroll
         Cash                                             $1,955,200

Barbara Carroll
         Cash                                                 78,200

Megan Elizabeth (Carroll) Shea
         Cash                                                 24,600

Barry J. Carroll as Custodian for Megan Elizabeth (Carroll) Shea
         Cash                                                 69,300

Sean Pehrson Carroll
         Cash                                                 24,600

Barry J. Carroll as Custodian for Sean Pehrson Carroll
         Cash                                                 69,300

Barry J. Carroll as Custodian for Deidre Holden Carroll
         Cash                                                 93,800

Barry J. Carroll as Custodian for Colleen Patricia Carroll
         Cash                                                 93,800

Barry J. Carroll as Custodian for Kelly Oona Carroll
         Cash                                                 93,800

Lelia Carroll
         Cash                                              2,156,400

Philip E. Johnson as Custodian for Brooke Holden Johnson
         Cash                                                129,800

Philip E. Johnson as Custodian for Brandon Carroll Johnson
         Cash                                                129,800

Philip E. Johnson as Custodian for Dara McDowell Johnson
         Cash                                               129,800

Philip E. Johnson as Custodian for Bryce Carroll Johnson
         Cash                                               129,800

Wallace E. Carroll, Jr.
          Cash                                              849,900

Philip E. Johnson
          Cash                                              156,400

CRL, Inc.
          Cash                                            1,713,800

                          Common Stock

Barry J. Carroll
          Stone Bridge No. 1                            $3,190,000
          Cash                                            (404,921)

The Lelia H. Carroll Trust U/A dated 7/12/62 F/B/O Barry J. Carroll
          Accounts Receivable - Trusts                   1,095,271
          Cash                                            (100,600)

Lelia Carroll
          Oak Bluffs, Martha's Vineyard, MA Residences     505,000

The Lelia H. Carroll Trust U/A dated 7/12/62 F/B/O Lelia Carroll
          No assets or liabilities                               0

Wallace E. Carroll, Jr.
          Common stock of Katy Industries, Inc.
               ( 303,873.00 Shares)                      3,372,990
          Property, Plant & Equipment - Office Equipment    26,957
          Accured Payroll Expenses                         (25,700)
          Account Payable - CRL, Inc.                     (121,556)
          Cash                                            (467,612)

The Lelia H. Carroll Trust U/A dated 7/12/62 F/B/O Wallace E. Carroll, Jr.
          Common stock of Katy Industries, Inc.
             (108,559.00 Shares)                        1,205,005
          Cash                                           (210,334)



                            EXHIBIT UU
                       PURCHASE AGREEMENT


     THIS PURCHASE AGREEMENT (this "Agreement") is made and entered into February 29, 1996, by and between CRL, INC., a Delaware corporation ("Buyer"), and LEWA COMPANY, an Illinois corporation ("Seller").


                           RECITALS:

     A. Seller owns a nineteen thousand two hundred seventy-nine (19,279) shares (the "Shares") of common stock of Katy Industries, Inc., a Delaware corporation ("Katy").

     B. Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all of Seller's right, title and interest in and to the Shares, on the terms and conditions contained in this Agreement.

     NOW, THEREFORE, Seller and Buyer, in consideration of the mutual covenants and warranties contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, agree as follows:


                            ARTICLE I
                        PURCHASE AND SALE

     Subject to the terms and conditions set forth herein, and in reliance on the representations and warranties contained herein, Buyer agrees to purchase from Seller, and Seller agrees to sell to Buyer, all of Seller's right, title and interest in and to the Shares.


                            ARTICLE II
                   PURCHASE PRICE; THE CLOSING

     2.1  Purchase Price.  The purchase price (the "Purchase
Price") to be paid by Buyer to Seller for all of the Shares shall be Two Hundred Thirteen Thousand Nine Hundred Ninety-Seven
Dollars ($213,997).

     2.2 Closing and Closing Date. The transaction contemplated hereby shall be consummated and closed at the offices of Holleb & Coff, on February 29, 1996, at 10:00 a.m., or at such other time or location as may be mutually agreed to by the parties hereto (the "Closing"). The actual date on which the Closing occurs is the "Closing Date".

     2.3 Seller's Obligations at Closing. At the Closing, Seller shall deliver to Buyer the following:

          (a) Certificates representing the Shares, duly endorsed for transfer to Buyer or with appropriately executed stock powers, in form sufficient for Buyer to cause such Shares to be registered in Buyer's name on the books and stock transfer records of the Company.

          (b) Any other items required to be delivered by Seller under the terms and provisions of this Agreement.

     2.4 Buyer's Obligations at Closing. At the Closing, Buyer shall deliver to Seller the following:

          (a) The Purchase Price by wire transfer of immediately available federal funds; and

          (b) Any other items to be delivered by Buyer under the terms and provisions of this Agreement.


                           ARTICLE III
             REPRESENTATIONS AND WARRANTIES OF SELLER

     Seller represents and warrants to Buyer as follows:

     3.1 Authority. Seller is a corporation duly organized, validly existing and in good standing under the laws of Illinois. Seller has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and to enter into this Agreement and to carry out the transactions contemplated herein. The execution, delivery and performance of this Agreement by Seller has been duly authorized by all necessary corporate action. This Agreement has been duly and validly executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms.

     3.2 Seller's Ownership. Seller owns and has, and at the Closing shall transfer to Buyer, good, marketable and indefeasible title to the Shares free and clear of all liens, claims and encumbrances.

     Each of the foregoing representations and warranties shall be deemed remade by Seller to Buyer on the Closing Date.


                            ARTICLE IV
             REPRESENTATIONS AND WARRANTIES OF BUYER

     Buyer represents and warrants to Seller as follows:

     4.1 Authority. Buyer is a corporation duly organized, validly existing and in good standing under the laws of Delaware. Buyer has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and to enter into this Agreement and to carry out the transactions contemplated herein. The execution, delivery and performance of this Agreement by Buyer has been duly authorized by all necessary corporate action. This Agreement has been duly and validly executed and delivered by Buyer and constitutes the legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms.

     The foregoing representation and warranty shall be deemed remade by Buyer to Seller on the Closing Date.


                            ARTICLE V
                         INDEMNIFICATION

     5.1 Indemnity Obligation of Seller. Seller shall indemnify, defend and hold Buyer harmless against and in respect of all claims, demands, losses and expenses, including interest, penalties and reasonable attorneys' fees and expenses, which arise, result from or relate to any inaccuracy, misrepresentation, breach or failure by Seller to perform any of its representations, warranties, covenants or agreements under or pursuant to this Agreement.

     5.2 Indemnity Obligation of Buyer. Buyer shall indemnify, defend and hold Seller harmless against and in respect of all claims, demands, losses and expenses, including interest, penalties and reasonable attorneys' fees and expenses, which arise, result from or relate to any inaccuracy, misrepresentation, breach or failure by Buyer to perform any of its representations, warranties, covenants or agreements under or pursuant to this Agreement.


                            ARTICLE VI
                          MISCELLANEOUS

     6.1 Further Assurances. From time to time after the Closing, at either party's request and without further consideration therefor, the other party shall perform, execute and deliver all such further acts, assignments and assurances as may reasonably be required for the more effective assigning, granting and selling of the Shares transferred or to be transferred pursuant to this Agreement, and as may be appropriate to carry out the transactions contemplated hereby.

     6.2 Survival of Representations. All representations, warranties, covenants and agreements hereunder shall survive the Closing.

     6.3 Arbitration. If any dispute arises between the parties hereto under or concerning this Agreement or the terms hereof, which dispute would ordinarily be resolved by an action at law, the parties hereto shall, within five (5) days of the date that such dispute arises, submit such issue to an entity to be mutually agreed upon by the parties involved in such dispute (the
"Arbitrator") for arbitration in accordance with the terms of this
Section 6.3. The parties hereto shall attempt in good faith to agree upon an entity to serve as the Arbitrator hereunder within such five (5) day period. In the event that the parties involved in such dispute are not able to agree upon an entity to serve as the Arbitrator as provided above, each of said parties shall select a representative, and all representatives so selected shall collectively appoint the Arbitrator to resolve the issue in dispute. Upon submission of the dispute to arbitration, each party involved in the dispute (or any representative selected by such party) shall present its argument to the Arbitrator. The arbitration shall otherwise proceed in accordance with the then existing rules of the American Arbitration Association. The decision of the Arbitrator shall be made within thirty (30) days following the close of the hearing and shall be final and binding upon the parties hereto with respect to the dispute. The non-prevailing party shall pay the fees and expenses of the Arbitrator; and the other expenses of the arbitration (including, without limitation, an award of attorneys' fees to the prevailing party) shall be paid as the Arbitrator determines. Each of the parties hereto, for itself, and its respective successors and assigns, as applicable, hereby agrees to the provisions of this
Section 6.3 and waives any right to any claim or cause of action it may have in connection with an arbitration to be held pursuant to the terms of this Section 6.3.

     6.4 Integration; Amendment. This Agreement constitutes the entire agreement and understanding of the parties hereto concerning the subject matter hereof, and supersedes all prior negotiations, undertakings and agreements between the parties, whether oral or written, relating to the subject matter hereof. No representation, inducement, agreement, promise, understanding or waiver altering, modifying, taking from or adding to the terms, provisions or conditions hereof shall have any force or effect unless the same is in writing and duly executed by each of the parties hereto.

     6.5 Notices. Any notice, request, instruction or other communication to be given hereunder by any party hereto shall be in writing and shall be deemed to have been duly given (i) on the date of delivery, provided delivery is actually tendered at the appropriate address, addressed to the persons identified below
(a) in person, or (b) by courier service, or (c) by facsimile copy (with original copy mailed the same day), or (ii) three (3) days after deposit in the U.S. mails by first class certified mail, postage prepaid, return receipt requested, all addressed as set forth below:

     If to Seller, to:                       LeWa Company
                                   2345 Waukegan Road
                                   Suite S-200
                                   Bannockburn, Illinois 60015-1528
                                   Attention: John P. Corvino, Esq.
                                   Fax No.: (847) 940-1601

     With a copy to:                         Holleb & Coff
                                   55 East Monroe Street
                                   Suite 4100
                                   Chicago, Illinois 60603
                                   Attn: Arthur R. Miller, Esq.
                                   Fax No.: (312) 807-3900

     If to Buyer, to:                        CRL, Inc.
                                   6300 South Syracuse Way
                                   Suite 300
                                   Englewood, Colorado  80111
                                   Attention:  Jonathan Johnson
                                   Fax No.: (303) 773-2729

     With a copy to:                    Hogan & Hartson L.L.P.
                                   One Tabor Center
                                   Suite 1500
                                   1200 Seventeenth Street
                                   Denver, Colorado  80202
                                   Attention: Bruce L. Rogers, Esq.
                                   Fax No.: (303) 899-7333

or such other address as any of the foregoing shall designate to the others in conformity with the foregoing. Any notice to any party shall also be given to all other parties to this Agreement.

     6.6 Construction. No provision of this Agreement shall be construed against any party on the ground that such party (or its counsel) drafted the provision or caused it to be drafted.

     6.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois excluding, however, as much of said law as relates to conflicts or choice of laws. All actions arising directly or indirectly as a result or in consequence of this Agreement shall be instituted and litigated only in courts having situs in the State of Illinois, County of Cook, and each of the parties and signatories hereto hereby consents to the jurisdiction of any local, State or Federal court located and having its situs in said county and State. Further, each of the parties and signatories hereto irrevocably waives the right to a trial by jury with respect to any legal proceeding in which any of them are adverse parties.

     6.8 Waiver; Remedies. No delay on the part of any party in exercising any right, power or privilege shall operate as a waiver thereof, nor shall any waiver of any right, power or privilege operate as a waiver of any other right, power or privilege, nor shall any single or partial exercise of any right, power or privi-lege preclude any other or further exercise thereof or of any other right, power or privilege. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that the parties otherwise may have at law in equity or both.

     6.9 Beneficiaries of Agreement. The rights and obligations contained in this Agreement are hereby declared by the parties hereto to have been provided expressly for the exclusive benefit of such persons and entities (as applicable) as set forth herein, and shall not benefit, and do not benefit, any unrelated third parties.

     6.10 Assignment. The parties hereto have entered into this Agreement intending to be bound hereby, and this Agreement shall be a binding and enforceable agreement and shall inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

     6.11 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law. However, notwithstanding anything contained in this Agreement to the contrary, if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remaining provisions of this Agreement.

     6.12 Headings. The titles of the Sections hereto have been inserted as a matter of convenience of reference only, and shall not control or affect the meaning, interpretation or construction of this Agreement.

     6.13 Counterparts. This Agreement may be executed and delivered in any number of counterparts, each of which shall be considered an original but all of which, collectively, shall constitute a single agreement.

     IN WITNESS WHEREOF, the parties have made and delivered this Agreement as of the date first above written.

SELLER:                               BUYER:

LEWA COMPANY                          CRL, INC.

By: ___________________________       By:_______________________________

    Name:______________________       Name:____________________________
    Title:_____________________       Title:___________________________


                               EXHIBIT VV

                                CONFORMED
                                  COPY

                       JOINT 13D FILING AGREEMENT

          The undersigned hereby agree that the Statement on
Schedule 13D originally dated January 15, 1992, as amended, relating to the common stock of Katy Industries, Inc. (the "Schedule 13D") is filed on behalf of each of the undersigned.
          Furthermore, each of the undersigned severally
represent that:
          (i) Each is eligible to use the schedule on which the information is filed;
          (ii) Each is responsible for the timely filing of the
Schedule 13D and for the completeness and accuracy of the information concerning such person or entity contained therein; each such person or entity is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.
          Furthermore, each of the undersigned do hereby make, constitute and appoint Jonathan P. Johnson their true and lawful attorneys-in-fact and do hereby authorize any one of them to file any amendments to the Schedule 13D.
          This Agreement may be executed in one or more counterparts by each of the undersigned, and each of which, taken together, shall constitute but one and the same instrument.
Dated:    February 29, 1996
WALLACE E. CARROLL TRUST
U/A Dated July 1, 1957 F/B/O
Wallace E. Carroll, Jr. and his descendants

By:     /s/   Wallace E. Carroll, Jr.
Wallace E. Carroll, Jr. Trustee


WALLACE E CARROLL TRUST
U/A Dated May 1, 1958 F/B/O
Wallace E. Carroll, Jr. and his descendants

By:     /s/   Wallace E. Carroll, Jr.
Wallace E. Carroll, Jr. Trustee

WALLACE E CARROLL TRUST
U/A Dated January 20, 1961 F/B/O
Wallace E. Carroll, Jr. and his descendants

By:     /s/   Wallace E. Carroll, Jr.
Wallace E. Carroll, Jr. Trustee


LELIA H. CARROLL TRUST
U/A Dated July 12, 1962 F/B/O
Wallace E. Carroll, Jr. and his descendants

By:     /s/   Wallace E. Carroll, Jr.
Wallace E. Carroll, Jr. Trustee


SUBTRUSTS UNDER THE WALLACE E
AND LELIA H. CARROLL TRUST
U/A Dated December 15, 1978 F/B/O
Wallace E. Carroll, Jr. and his descendants

By:     /s/   Wallace E. Carroll, Jr.
Wallace E. Carroll, Jr. Trustee


THE WALLACE FOUNDATION

By:     /s/   Wallace E. Carroll, Jr.
Wallace E. Carroll, Jr. Administrator


SUBTRUSTS UNDER THE WALLACE E
CARROLL, JR. TRUST #1
U/A Dated December 30, 1976

By:     /s/   Wallace E. Carroll, Jr.
Wallace E. Carroll, Jr. Trustee

SUBTRUSTS UNDER THE WALLACE E
CARROLL, JR. TRUST #2
U/A Dated December 30, 1976

By:     /s/   Wallace E. Carroll, Jr.
Wallace E. Carroll, Jr. Trustee



WALLACE E. CARROLL, JR.



AMELIA M. CARROLL


CRL, INC.

By:     /s/   Jonathan P. Johnson
Jonathan P. Johnson, President